Prospectus

Filed Pursuant to Rule 424(b)(3)

File No. 333-211862

PROSPECTUS

OPTIMIZERX CORP.

982,472 Shares of Common Stock

This prospectus relates to the resale by the Selling Shareholders of up to 982,472 shares of our Common Stock, par value $0.001 per share (the “Common Stock”). Of the Common Stock offered herein, 804,139 shares are issuable upon the exercise of warrants held by placement agents that were issued in connection with our March 2014 Private Placement (described below), 45,000 shares were issued to Merriman Capital, Inc. under an Advisory Agreement dated February 23, 2015 and 133,333 shares were issued to Mr. Shadron Stastney under a Separation Agreement dated September 20, 2013.

The Selling Shareholders may offer and sell or otherwise dispose of the shares described in this prospectus from time to time through public or private transaction at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices. See “Plan of Distribution” beginning on page 11 for more information.

We will not receive any of the proceeds from the Common Stock sold by the Selling Shareholders, unless the warrants described herein are issued for cash and not on a cashless basis.

We have agreed to pay certain expenses in connection with this registration statement. The Selling Shareholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares of Common Stock.

Our Common Stock is traded on the OTCQB under the symbol “OPRX.” On June 13, 2016, the last reported sale price of our Common Stock was $1.05 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus June 17, 2016

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. Under this registration process, the selling shareholders may, from time to time, offer and sell up to 982,472 shares of our common stock, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the securities the selling shareholders may offer. You should read this prospectus carefully before making an investment decision.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with additional or different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of our common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances or any jurisdiction in which such offer or solicitation is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. The rules of the SEC may require us to update this prospectus in the future.

As used in this prospectus, unless the context requires otherwise, the terms “we”, “us”, “our”, or “the Company” refer to OptimizeRx Corp. and its subsidiaries on a consolidated basis. References to “Selling Shareholders” refer to those shareholders listed herein under “Selling Shareholders” and their successors, assignees and permitted transferees.

ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the Company and its subsidiaries. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, and can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “could”, “should”, “projects”, “plans”, “goal”, “targets”, “potential”, “estimates”, “pro forma”, “seeks”, “intends”, or “anticipates” or the negative thereof or comparable terminology. Forward-looking statements include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, objectives, expectations or consequences of various transactions, and statements about the future performance, operations, products and services of the Company and its subsidiaries. We caution our shareholders and other readers not to place undue reliance on such statements.

Our businesses and operations are and will be subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the risk factors set forth in the section entitled “Risk Factors” beginning on page 4 of this prospectus.

All written or oral forward-looking statements attributable to us or any person acting on our behalf made after the date of this prospectus are expressly qualified in their entirety by the risk factors and cautionary statements contained in and incorporated by reference into this prospectus. Unless legally required, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus and the documents incorporated by reference in this prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.”

Business Summary

We provide unique consumer and physician platforms and strategies to help patients better afford and comply with their medicines and healthcare products, while offering pharmaceutical and healthcare companies more effective ways to expand physician and patient awareness, access and adherence to their medications and available product support.

Our core product offering is our SampleMD™ software application which delivers an automated system that replaces traditional physical drug samples by enabling doctors or other healthcare providers to automatically print and electronically distribute sample vouchers or co-pay discount coupons within their ePrescribing/ EHR (electronic health record) system or from their computer desktops. Through SampleMD, pharmaceutical and biotech manufacturers have a digital paperless platform to directly offer patients critical cost savings, patient education and adherence tools-- right at point of prescribing.

The Shares Underlying Warrants Issued in Connection With the March 2014 Private Placement Financing

On March 17, 2014 (the “March 2014 Private Placement”), we entered into a Stock Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”) pursuant to which we: (i) sold to the Purchasers an aggregate of 8,333,333 shares of our Common Stock at a price per share of $1.20 (the “Common Shares”) for aggregate gross proceeds of $10 million and (ii) issued warrants to purchase up to 804,139 shares of the our Common Stock to our placement agents (the “Agent Warrants”). Placement Agents also received commissions equal to approximately 9.7% of the gross proceeds, for an aggregate commission of approximately $970,000, including reimbursements for their reasonable out of pocket expenses.

We filed a Form S-1 registration statement on April 11, 2014 to register the Common Shares and Agent Warrants. That registration statement went effective on May 28, 2015. We are filing this Form S-1 registration statement to maintain the registration of the shares of common stock underlying the Agent Warrants. The Common Shares are not a part of this registration statement.

The Shares Issued in Connection with the Merriman Capital, Inc. Advisory Agreement

On February 23, 2015, we entered into an advisory agreement (the “Advisory Agreement”) with Merriman Capital, Inc. (“Merriman”). In exchange for advisory services pertaining to capital market interactions, we agreed to issue to Merriman 45,000 shares of common stock upon execution of the Advisory Agreement, with 45,000 additional shares of common stock due on or before August 15, 2015 and 60,000 shares of common stock as a bonus if we successfully up-list to a national exchange.

In August 2015, we and Merriman agreed to terminate the Advisory Agreement as it pertains to the issuance of any additional shares. We have issued and delivered to Merriman the 45,000 initial shares, which are being registered herein as a condition of the Advisory Agreement (the “Advisory Shares”). The sale of these shares has been completed and Merriman bears the market risk in connection with these shares.

The Shares Issued in Connection with the Separation Agreement with Mr. Shadron Stastney

On September 20, 2013, we entered into a Separation Agreement with Mr. Shadron Stastney regarding the terms and conditions of his departure from our company (the “Separation Agreement”). Pursuant to the provisions of the Separation Agreement, we agreed to issue to Mr. Stastney 500,000 shares of our common stock.

On May 27, 2016, we entered into a Settlement Agreement with Mr. Stastney to register the remaining 133,333 shares of his original 500,000 shares of common stock (the “Separation Shares”).

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The Offering

Common stock offered by the Selling Shareholders	982,472 shares of common stock, consisting of Agent Warrants to purchase up to 804,139 shares of our common stock, 45,000 Advisory Shares of our common stock and 133,333 Separation Shares of our common stock.

Selling Shareholders	See “Selling Shareholders” beginning on page 9.

Common stock outstanding	29,077,660 common shares as of June 2, 2016.

Use of proceeds	We will not receive any proceeds from the sale or other disposition of the shares of common stock covered by this prospectus. However, upon any exercise of the Agent Warrants for cash, such Selling Shareholders would pay us the exercise price of the warrants. Cash received from exercise of Agent Warrants will be used for general corporate purposes. Additionally, the Warrants are exercisable on a cashless basis. If any Agent Warrants are exercised on a cashless basis, we would not receive any cash payment from such Selling Shareholders upon any exercise of such Agent Warrants. See “Use of Proceeds” on page 9.

OTCQB Symbol	Our Common Stock is quoted on the OTCQB under the ticker symbol “OPRX”.

Risk Factors	You should consider the matters set forth under “Risk Factors” beginning on page 4, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before deciding to invest in shares of our common stock.

Summary Financial Information

Balance Sheet Data	December 31, 2015	December 31, 2014	March 31, 2016
Cash	$8,207,565	$3,446,973	$7,548,261
Total Assets	$12,314,280	$7,028,806	$11,097,757
Liabilities	$3,371,784	$2,418,722	$2,551,208
Total Stockholders’ Equity	$8,942,496	$4,610,084	$8,546,549

Statement of Operations	Year Ended December 31, 2015	Year Ended December 31, 2014	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Revenue	$7,220,678	$6,502,962	$1,759,528	$1,487,533
Income (Loss) for the Period	$(595,140)	$(1,025,393)	$(351,916)	$(111,201)

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RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Relating to Business and Financial Condition

Because we have historically experienced losses, if we are unable to achieve profitability, our financial condition and company could suffer.

Since the inception of our business we have historically incurred losses. While we have increased revenues significantly, we have not yet been able to achieve profitability due to significant investments in our growth. Our ability to achieve consistent profitability depends on our ability to generate sales through our technology platform and advertising model, while maintaining reasonable expense levels. If we do not achieve sustainable profitability, it may impact our ability to continue our operations.

Our business and growth may suffer if we are unable to attract and retain key employees.

Our success depends on the expertise of our executive officers and certain other key technical personnel. It may be difficult to find sufficiently qualified individuals to replace management or other key technical personnel in the event of death, disability or resignation, thus frustrating our ability to implement our business plan, which could negatively affect our operating results.

Furthermore, our ability to expand operations to accommodate our anticipated growth will also depend on our ability to attract and retain qualified media, management, finance, marketing, sales and technical personnel. However, competition for these types of employees is intense due to the limited number of qualified professionals. Our ability to meet our business development objectives will depend in part on our ability to recruit, train and retain top quality people with advanced skills who understand our technology and business. No assurance can be given that we will be successful in this regard. If we are unable to engage and retain the necessary personnel, our business may be materially and adversely affected.

Our failure to obtain retain or attract additional customers could prevent us from successfully executing our business plan.

We currently work with many leading pharmaceutical companies, including Pfizer, Eli Lilly, Actavis, AstraZeneca, Alcon, Daiichi Sankyo, Novartis, Novo Nordisk, Valeant, Shire, and others. Our failure to retain existing customers or expand with new customers could negatively impact our business.

We are dependent on a concentrated group of customers

Our revenues are concentrated in approximately 25 customers, primarily large pharmaceutical manufacturers and large advertising agencies. Approximately 52% of our revenue came from our largest five customers. Loss of one or more of these customers could have a significant negative impact on our operating results.

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We may be unable to support our technology to further scale our operations successfully.

Our plan is to grow rapidly through further integration of our technology in electronic platforms. Our growth will place significant demands on our management and technology development, as well as our financial, administrative and other resources. We cannot guarantee that any of the systems, procedures and controls we put in place will be adequate to support the commercialization of our operations. Our operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our financial, administrative and other resources. If we are unable to respond to and manage changing business conditions, or the scale of our products, services and operations, then the quality of our services, our ability to retain key personnel and our business could be harmed.

If we are unable to maintain our contracts with electronic prescription platforms, our business will suffer.

We are reliant upon our contracts with leading electronic prescribing platforms, including Allscripts, Dr. First, Quest Diagnostics, and others. We will need to maintain these relationships as well as diversify them. The inability to do so could adversely impact our business.

Our agreements with electronic prescription platforms are subject to audit, which could subject us to additional costs that might affect our results of operations.

Our agreements with our electronic prescription platform partners provide for revenue sharing payments to the platform partners based on the revenue we generate through the platform. These payments are subject to audit by our partners, at their cost, and if there is a dispute as to the calculation, we may be liable for additional payments. If an underpayment is determined to be in excess of a certain amount, for example 10%, some agreements would require us to pay for the cost of the audit, as well.

Developing and implementing new and updated applications, features and services for our portals may be more difficult than expected, may take longer and cost more than expected and may not result in sufficient increases in revenue to justify the costs.

We have completed the development and migration of SampleMD 2.0’s on-demand, rule based content delivery platform. The system can now manage up to 1 million rules and return the appropriate content within 1 second. This allows unsurpassed response time to avoid delays, and the ability to meet the upcoming dramatic scale we expect. Despite the launch of Sample MD 2.0, attracting and retaining users of our portals requires us to continue to improve the technology underlying those portals and to continue to develop new and updated applications, features and services for those portals. If we are unable to do so on a timely basis or if we are unable to implement new applications, features and services without disruption to our existing ones, we may lose potential users and clients. The costs of development of these enhancements may negatively impact our ability to achieve profitability.

We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our portals and related applications, features and services. Our development and/or implementation of new technologies, applications, features and services may cost more than expected, may take longer than originally expected, may require more testing than originally anticipated and may require the acquisition of additional personnel and other resources. There can be no assurance that the revenue opportunities from any new or updated technologies, applications, features or services will justify the amounts spent.

If we are unable to adhere to the regulatory and competitive climate in which we operate, we could be materially and negatively impacted.

Do to the labyrinth of regulations in the healthcare space, state and federal, as well as political sensitivity of healthcare delivery, our business model could be negatively impacted or fail.

The markets in which we operate are competitive, continually evolving and, in some cases, subject to rapid change.

●	Our portals face competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. We compete for users with online services and websites that provide savings on medications and healthcare products, including both commercial sites and not-for-profit sites. We compete for advertisers and sponsors with: health-related web sites; general purpose consumer web sites that offer specialized health sub-channels; other high-traffic web sites that include both healthcare-related and non-healthcare-related content and services; search engines that provide specialized health search; and advertising networks that aggregate traffic from multiple sites.

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●	Our healthcare provider portals compete with: providers of healthcare decision-support tools and online health management applications; wellness and disease management vendors; and health information services and health management offerings of healthcare benefits companies and their affiliates.

Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations or any alliances they have formed or may form. Since there are no substantial barriers to entry into the markets in which our public portals participate, we expect that competitors will continue to enter these markets.

Developments in the healthcare industry could adversely affect our business

Most of our revenue is derived from the healthcare industry and could be affected by changes affecting healthcare spending. We are particularly dependent on pharmaceutical, biotechnology and medical device companies for our advertising and sponsorship revenue.

General reductions in expenditures by healthcare industry participants could result from, among other things:

●	government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, payers or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;

●	government regulation prohibiting the use of coupons by patients covered by federally funded health insurance programs;

●	consolidation of healthcare industry participants;

●	reductions in governmental funding for healthcare; and

●	adverse changes in business or economic conditions affecting healthcare payers or providers, pharmaceutical, biotechnology or medical device companies or other healthcare industry participants.

Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve or are planning to serve. For example, use of our products and services could be affected by:

●	changes in the design of health insurance plans;

●	a decrease in the number of new drugs or medical devices coming to market;

●	a decrease in marketing expenditures by pharmaceutical or medical device companies, including as a result of governmental regulation or private initiatives that discourage or prohibit advertising or sponsorship activities by pharmaceutical or medical device companies; and

●	payor pressure to move to generic brands.

In addition, our customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to products and services of the types we provide.

The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the markets for our products and services will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

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Because we are embroiled in various lawsuits from time to time with uncertain consequences, the outcome of potential judgments may negatively affect our financial condition and results of operations.

We are currently involved in litigation and other disputes, as described in this Prospectus. As we continue to grow, we can expect to have to deal with lawsuits that affect our business. Lawsuits are uncertain and involve a substantial degree of risk. If we are unable to successfully prosecute or defend these actions, our financial condition and results of operations could suffer.

Our success is dependent in part on obtaining, maintaining and enforcing our proprietary rights and our ability to avoid infringing on the proprietary rights of others.

We seek patent protection for those inventions and technologies for which we believe such protection is suitable and is likely to provide a competitive advantage to us. Because patent applications in the United States are maintained in secrecy until either the patent application is published or a patent is issued, we may not be aware of third-party patents, patent applications and other intellectual property relevant to our products that may block our use of our intellectual property or may be used in third-party products that compete with our products and processes. In the event a competitor or other party successfully challenges our products, processes, patents or licenses or claims that we have infringed upon their intellectual property, we could incur substantial litigation costs defending against such claims, be required to pay royalties, license fees or other damages or be barred from using the intellectual property at issue, any of which could have a material adverse effect on our business, operating results and financial condition.

We also rely substantially on trade secrets, proprietary technology, nondisclosure and other contractual agreements, and technical measures to protect our technology, application, design, and manufacturing know-how, and work actively to foster continuing technological innovation to maintain and protect our competitive position. We cannot assure you that steps taken by us to protect our intellectual property and other contractual agreements for our business will be adequate, that our competitors will not independently develop or patent substantially equivalent or superior technologies or be able to design around patents that we may receive, or that our intellectual property will not be misappropriated.

Our business will suffer if our network systems fail or become unavailable.

A reduction in the performance, reliability and availability of our network infrastructure would harm our ability to distribute our products to our users, as well as our reputation and ability to attract and retain customers. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems could also be subject to viruses, break-ins, sabotage, acts of terrorism, acts of vandalism, hacking, cyber-terrorism and similar misconduct. We might not carry adequate business interruption insurance to compensate us for losses that may occur from a system outage. Any system error or failure that causes interruption in availability of our product or an increase in response time could result in a loss of potential customers, which could have a material adverse effect on our business, financial condition and results of operations. If we suffer sustained or repeated interruptions, then our products and services could be less attractive to our users and our business would be materially harmed.

If we are unable to manage growth, our operations could be adversely affected.

Our progress is expected to require the full utilization of our management, financial and other resources. Our ability to manage growth effectively will depend on our ability to improve and expand operations, including our financial and management information systems, and to recruit, train and manage personnel. There can be no absolute assurance that management will be able to manage growth effectively.

If we do not properly manage the growth of our business, we may experience significant strains on our management and operations and disruptions in our business. Various risks arise when companies and industries grow quickly. If our business or industry grows too quickly, our ability to meet customer demand in a timely and efficient manner could be challenged. We may also experience development delays as we seek to meet increased demand for our products. Our failure to properly manage the growth that we or our industry might experience could negatively impact our ability to execute on our operating plan and, accordingly, could have an adverse impact on our business, our cash flow and results of operations, and our reputation with our current or potential customers.

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Our business is subject to changing regulation of corporate governance and public disclosure.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal and state entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities have continued to develop additional regulations and requirements in response to laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002. Complying with these new regulations has resulted in, and is likely to continue to result in, increased general and administrative costs and a diversion of management time and attention from revenue generating and other business activities to compliance activities.

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol “OPRX” on the OTCQB operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

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Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the Selling Shareholders. See “Selling Shareholders” below. We will not receive any proceeds from these sales of shares of our common stock. A portion of the shares covered by this prospectus are issuable upon exercise of the Agent Warrants to purchase our common stock. Upon any exercise of the Agent Warrants for cash, such Selling Shareholders would pay us the exercise price of the warrants. Cash received from exercise of Agent Warrants will be used for general corporate purposes. Additionally, the Warrants are exercisable on a cashless basis. If any Agent Warrants are exercised on a cashless basis, we would not receive any cash payment from such Selling Shareholders upon any exercise of such Agent Warrants.

The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax, or legal services or any other expenses incurred by the Selling Shareholders in disposing of the shares. We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

DETERMINATION OF OFFERING PRICE

The Selling Shareholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

SELLING SHAREHOLDERS

We have prepared this prospectus to allow the Selling Shareholders or their successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 982,472 shares of our Common Stock. Of the shares of common stock being offered under this prospectus 804,139 shares are able to be acquired pursuant to the Agent Warrants we issued in connection with our March 2014 Private Placement, which Agent Warrants are currently exercisable. There are also 45,000 Advisory Shares that were issued in connection with an Advisory Agreement with Merriman. We have issued and delivered to Merriman the 45,000 shares of common stock that were earned under the Advisory Agreement as of the date of execution. The remaining 133,333 Separation Shares were issued in connection with a Separation Agreement with Mr. Shadron Stastney. We have issued and delivered to Mr. Stastney these shares of common stock.

The Agent Warrants, Advisory Shares and Separation Shares were sold pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D under the Securities Act. In connection therewith, the investors made to us certain representations, warranties, covenants, and conditions customary for private placement investments.

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The table below presents information regarding the Selling Shareholders and the shares of our Common Stock that they may sell or otherwise dispose of from time to time under this prospectus. Percentages of beneficial ownership are based upon 29,077,660 shares of Common Stock issued and outstanding as of June 2, 2016. Beneficial ownership is determined under Section 13(d) of the Exchange Act and generally includes voting or investment power with respect to securities and including any securities that grant the Selling Shareholders the right to acquire Common Stock within 60 days of June 2, 2016. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

We do not know when or in what amounts the Selling Shareholders may sell or otherwise dispose of the shares covered hereby. We currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale of any of the shares by them other than the registration rights agreement described below. The Selling Shareholders might not sell any or all of the shares covered by this prospectus or may sell or dispose of some or all of the shares other than pursuant to this prospectus. Because the Selling Shareholders may not sell or otherwise dispose of some or all of the shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale or other disposition of any of the shares, we cannot estimate the number of the shares that will be held by the Selling Shareholders after completion of the offering.

Each Selling Shareholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the Selling Shareholders named below.

	Shares of Common Stock
Name of Selling Shareholder	Beneficially Owned Prior to the Sale of all Shares covered by this Prospectus	Covered by this Prospectus	Beneficially Owned After the Sale of all Shares covered by this Prospectus	As a Percent of Total Outstanding After the Sale of Shares covered by this Prospectus
Merriman Capital, Inc.(1)	45,000	45,000	0	0
Merriman Capital, Inc.(2)	591,613	591,613	0	0
Taglich Brothers, Inc.(3)	212,526	212,526	0	0
Shadron Stastney	133,333	133,333	0	0

(1)	Consists of 45,000 shares of common stock issued under an Advisory Agreement with Merriman Capital, Inc. Merriman is a registered broker-dealer that served as the placement agent in connection with our March 2014 Private Placement. Jon Merriman is the CEO of Merriman and an affiliate of a registered-broker-dealer. Mr. Merriman has voting and dispositive power with respect to the shares.
(2)	Consists of warrants received as our placement agent in our March 2014 Private Placement.
(3)	Consists of warrants received as our placement agent in our March 2014 Private Placement. Taglich Brothers, Inc. is a registered broker-dealer that served as the placement agent in connection with our March 2014 Private Placement. Michael N. Taglich is a stockholder and executive officer of Taglich Brothers, Inc. and an affiliate of a registered-broker-dealer. Mr. Taglich has voting and dispositive power with respect to the warrants.

As of the time of the purchase of the securities to be resold under this Prospectus, the Selling Shareholders either received their securities as compensation in connection with investment banking services provided in connection with the March 2014 Private Placement, or purchased the securities in the ordinary course of business and represented to us that they did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

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The Selling Shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the Selling Shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above pursuant to this Prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the Selling Shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

Information about the Selling Shareholders may change from time to time. Any changed information with respect to which we are given notice will be included in prospectus supplements.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock to permit the resale of these shares of Common Stock by the Selling Shareholders and any of their transferees, pledgees, assignees, donees, and successors-in-interest from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares of Common Stock. Upon any exercise of the Agent Warrants by payment of cash, however, we will receive the exercise price of the Agent Warrants. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

Each Selling Shareholder (the “Selling Shareholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTC Bulletin Board, OTCQB or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

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In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL PROCEEDINGS

In September, 2014, we initiated litigation against Shadron Stastney, our CEO from January 2013 to September 2013, in the U.S. District Court in the Eastern District of Michigan as a result of a dispute related to his Separation Agreement. On May 27, 2016, we settled the action. For a complete release of claims and dismissal of the action, we agreed to pay Mr. Stastney $50,000 and to issue him 100,000 shares of our common stock. We further agreed to register 133,333 of his existing shares with the Securities and Exchange Commission on Form S-1 by June 30, 2016.

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In March, 2015, we initiated litigation against LDM Group, LLC and PDR Network, LLC in the U.S. District Court in the Eastern District of Missouri related to the breach by LDM, and PDR as successor, of the settlement agreement signed February 28, 2014 related to previous litigation with LDM. LDM has failed to live up to its obligations under the settlement agreement including, but not limited to, not allowing us to distribute our eCoupon programs in the LDM network, not allowing us to distribute the LDM patient education programs, and not providing other information required under the settlement agreement. We are seeking enforcement of the settlement agreement and we are seeking damages in an amount at least equal to the amounts paid to date to LDM under the settlement agreement, which is in excess of $1.0 million, as well as damages for lost income and business value as a result of LDM’s breach of the agreement.

In March, 2015, we also initiated litigation against PDR Network, LLC in the U.S. District Court in the District of New Jersey as a result of PDR’s breach of the Master Services Agreement between the parties requiring PDR to exclusively use our eCoupon solution. We assert that PDR’s acquisition of LDM and the use of the LDM network to distribute coupons by PDR violates the agreement between the parties and we are seeking damages in an amount at least equal the amounts paid to date by us to LDM under the settlement agreement, which is in excess of $1.0 million, as well as damages for lost income and business value as a result of PDR’s actions.

In May, 2015, we filed an amended complaint in the Missouri case to consolidate the two cases and withdrew the case against PDR Networks in the U.S. District Court in the District of New Jersey, without prejudice. In July, 2015, the U.S. District Court for the Eastern District of Missouri dismissed the case, citing lack of Federal jurisdiction in the matter. We refiled the consolidated case against PDR Network and LDM group in State court in Missouri. The defendants have filed a motion to dismiss two of the four counts in the consolidated complaint. In January, 2016, the Court dismissed one of our four claims, but allowed the other three to continue forward. The parties are currently in the discovery process.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth the names, ages, and positions of our current directors and executive officers.

Name	Age	Positions and Offices Held
David A. Harrell	49	Chairman and Director
William J. Febbo	47	Chief Executive Officer and Director
Terence J. Hamilton	50	SVP of Sales
Douglas Baker	59	Chief Financial Officer
James Brooks	47	Senior Vice President of Business Development
Gus D. Halas	65	Director
Jack Pinney	59	Director
Lynn Vos	60	Director

Set forth below is a brief description of the background and business experience of each of our current executive officers and directors.

David A. Harrell

Mr. Harrell founded the Company in January of 2006. He became a director when the Company changed from a limited liability to a corporation in 2007. He has served as our Chairman since September 20, 2013, and our Chief Executive Officer from September 20, 2013 through February 21, 2016. Mr. Harrell was the Vice President of Development for Meridian Incorporated from 2003-2005 and, prior to that, had been Vice President of Sales and Marketing since 1999 at Advance Graphic Systems. Mr. Harrell has spent two decades leading sales, marketing and business development units within the pharmaceutical and national retail industries. Prior to his work at Advance Graphic Systems, Mr. Harrell served for ten years at SmithKline Beecham, specializing in the managed markets healthcare segment. As part of the Integrated Health Division, Mr. Harrell was responsible for contracting and achieving regional revenue growth for SmithKline Beecham's four business units: Pharmaceuticals, Consumer Health, Clinical Labs and Diversified Pharmaceutical Services (PBM). During his tenure with SmithKline Beecham, he was a recipient of numerous national awards and served as a member of the Division's Strategic Planning Committee. Mr. Harrell graduated from Oakland University with a Bachelor of Science in Business Administration.

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Aside from that provided above, Mr. Harrell does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Mr. Harrell is qualified to serve on our Board of Directors because of his sales, marketing and business development experience in the pharmaceutical sector.

William J. Febbo

Mr. Febbo joined the company as Chief Executive Officer on February 22, 2016. Mr. Febbo brings more than 18 years of experience in building and managing health services and financial businesses. Before joining our company, Mr. Febbo served as Chairman and Founder of Plexus, LLC, a payment processing business for medical professionals. From 2007 to 2015, he worked with Merriman Holdings, Inc., an investment banking firm. There he served as Chief Operating Officer and assisted with capital raises in the tech, biotech, cleantech, consumer and resources industries. From 2013 to 2015, he also worked with Digital Capital Network, Inc., which operated a transaction platform for institutional and accredited investors. There he served as Chief Executive Officer and Co-Founder and managed the day-to-day operations of the digital portal for institutional level investments. Prior to Merriman, Mr Febbo was CEO and co-founder of MedPanel, a provider of market intelligence and communications for the pharmaceutical, biomedical, and medical device industries, which was eventually acquired by MCF Corporation.

Aside from that provided above, Mr. Febbo does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Mr. Febbo is qualified to serve on our Board of Directors because of his leadership and sales experience in health services and financial businesses.

Terence J. Hamilton

Mr. Hamilton joined the Company as a Director and VP of Sales in February 2008. Prior to that, Mr. Hamilton was Manager at MedImmune since 2005 and was Senior National Account Manager for Glaxo SmithKline pharmaceuticals for 13 years prior to that. Mr. Hamilton has spent the last 19 years working in the pharmaceutical and biotech arenas within various sales, marketing and managed markets management positions. He also has held many positions within the pharmaceutical and biotech industries, including District Manager, Brand Manager, Managed Market Specialist, Contract Manager, and Government Account Manager.

Aside from that provided above, Mr. Hamilton does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Douglas Baker

Mr. Baker has served as our CFO since May 19, 2014. Mr. Baker is a Certified Public Account with a Master’s Degree in Business Administration. He has extensive business experience including 9 years in public accounting with Plante Moran, 4 years as CFO of a privately held printing company, 5 years in a variety of divisional financial roles at MascoTech, Inc., a Fortune 500 automotive supplier, and from 1996 to 2014 as Chief Financial Officer of Applied Nanotech Holdings, Inc., (“APNT”) a publicly held nanotechnology research and licensing company. Mr. Baker was also a member of the Board of Directors of APNT from 2006 through 2014. He is also currently Chairman of the Board of Total Health Care, Inc., a Detroit based Health Maintenance Organization and has been a member of that Board since 1987.

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Aside from that provided above, Mr. Baker does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

James Brooks

Mr. Brooks brings more than 20 years of experience in sales & marketing, including sales force development, sales management, and organizational leadership processes within the Electronic Health Record (EHR) and Healthcare Technology sector. Prior to joining our company, he served as chief revenue officer at iCare, an enterprise cloud EHR and revenue cycle management system vendor. Prior to iCare, Mr. Brooks served as executive vice president at Modernizing Medicine, a leading provider of EHR systems focused on the dermatology, ophthalmology, plastic, and orthopedic marketplace. While at Modernizing Medicine, he was responsible for developing and managing a world-class sales and marketing team and grew the business into one of the largest specialty EHRs. Mr. Brooks additionally served as vice president of the enterprise sales and radiology division at Sage North America, a provider of information systems with a focus on healthcare with $300 million in annual revenue and 1,200 staff members. Earlier in his career, he served as senior sales executive and enterprise vice president of clinical sales at McKesson, a FORTUNE 500 company delivering healthcare services and information technology. Mr. Brooks holds a Bachelor of Arts in Economics and Speech Communication from St. Cloud State University in Minnesota.

Aside from that provided above, Mr. Brooks does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Gus D. Halas

Mr. Halas has served as CEO of several companies. He was Chief Executive Officer and President of the Central Operating Companies at Central Garden & Pet Company from April 2011 through May 2013 and currently serves as a consultant to that Company. Mr. Halas was President and Chief Executive Officer of T-3 Energy Services, Inc. from May 2003 to March 2009 and also served as Chairman of the Board of Directors from March 2004 to March 2009. From August 2001 to April 2003, Mr. Halas served as President and Chief Executive Officer of Clore Automotive, Inc. He also serves as a director for Triangle Petroleum Corp. and Hooper Holmes, Inc.

Aside from that provided above, Mr. Halas does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Mr. Halas is qualified to serve on our Board of Directors because of his experience and expertise as an executive and a director with companies implementing “turnaround” strategies.

Jack Pinney

From 2007 to the present, Dr. Pinney has served as Team Physician to the Great Lakes Loons baseball team in the LA Dodgers organization. From 2011 to the present, he has served as Medical Director for WellSport MidMichigan Medical Center. From 1992 to the present, he has served as Assistant Clinical Professor of Family Medicine for the Department of Family Medicine at Michigan State University College of Human Medicine. From 1992 to 2012, he served as Assistant Director for the Midland Family Practice Residency Program at MidMichigan Medical Center.

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Aside from that provided above, Dr. Pinney does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Dr. Pinney is qualified to serve on our Board of Directors because of his expertise medicine and prescription practices of physicians.

Lynn Vos

Ms. Vos has been chief executive officer of ghg | greyhealth group since 1994 and is a champion of using digital capabilities to improve the public health. Ms. Vos also serves on the board of nTelos Wireless, a NASDAQ listed company, the Jed Foundation, a leading nonprofit dedicated to protecting the emotional health of college students, and was a founding board member of MMRF, a pioneering cancer research foundation.

Aside from that provided above, Ms. Vos does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Ms. Vos is qualified to serve on our Board of Directors because of her experience and expertise in digital marketing and communications in the healthcare industry.

Directors

Our bylaws authorize no less than three (3) and no more than Seven (7) Directors unless changed by the Board of Directors. The Investor Rights Agreement we signed with WPP Luxembourg Gamma Three Sarl states that our Board of Directors shall consist of five (5) Directors. We currently have five (5) Directors.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board, subject to their respective employment agreements.

Significant Employees

We have no significant employees other than our officers and directors.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

During the past 10 years, none of our current directors, nominees for directors or current executive officers has been involved in any legal proceeding identified in Item 401(f) of Regulation S-K, including:

1.	Any petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing;
2.	Any conviction in a criminal proceeding or being named a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

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3.	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from, or otherwise limiting, the following activities: i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; ii. Engaging in any type of business practice; or iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
4.	Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any type of business regulated by the Commodity Futures Trading Commission, securities, investment, insurance or banking activities, or to be associated with persons engaged in any such activity;
5.	Being found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;
6.	Being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;
7.	Being subject to, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: i. Any Federal or State securities or commodities law or regulation; or ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
8.	Being subject to, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Audit Committee

We do not have a separately-designated standing audit committee. The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board of directors when performing the functions of that would generally be performed by an audit committee. The board of directors approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the board of directors reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

For the fiscal year ending December 31, 2015, the board of directors:

1.	Reviewed and discussed the audited financial statements with management, and
2.	Reviewed and discussed the written disclosures and the letter from our independent auditors on the matters relating to the auditor's independence.

Based upon the board of directors’ review and discussion of the matters above, the board of directors authorized inclusion of the audited financial statements for the year ended December 31, 2015 to be included in this Prospectus filed with the Securities and Exchange Commission.

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Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent beneficial shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge based solely on a review of Forms 3, 4, and 5 (and any amendments thereof) received by us, no persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during fiscal year ended December 31, 2015, other than the Form 3 for Director Vos which was filed late.

Code of Ethics

As of December 31, 2015, we had not adopted a Code of Ethics. We felt, until recently, the small number of individuals comprising our board and management did not warrant the adoption of a Code of Ethics. Now that we have expanded our board and our increasing the size of our organization, we intend to adopt a Code of Ethics in the near future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership by each person, other than executive officers and directors, known to us to beneficially own 5% or more of our outstanding common stock as of June 2, 2016. This information is based on public filings as of June 2, 2016. For the purposes of this Prospectus, beneficial ownership of securities is defined in accordance with the rules of the SEC to mean generally the power to vote or dispose of securities, regardless of any economic interest therein, including any such security that the person has the right to acquire within 60 days after such date.

More Than 5% Beneficial Owners:	Name and Address	Common Shares Owned	Percentage of Class
Common	WPP PLC 27 Farm Street London, United Kingdom W1J 5RJ	6,011,106	20.7%
Common	Wolverine Flagship Fund Trading Limited 175 W Jackson Blvd, 3rd Flr Chicago, IL 60604	2,154,500	7.4%
Common	Harvey L. Poppel 110 El Mirasol Palm Beach, FL 33480	2,129,028	7.3%
Common	Goldman Capital Management, Inc. 767 Third Ave., 25th Floor New York, NY 10017	1,532,394	5.3%
Common	Ronald L. Chez 55 East Monroe Street, Suite 3700 Chicago, IL 60603	2,721,976	9.4%

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Set forth below is certain information with respect to beneficial ownership of our common stock as of June 2, 2016, by each director, each executive officer, and by the directors and executive officers as a group. Unless otherwise indicated, each person or member of the group listed has sole voting and investment power with respect to the shares of common stock listed.

Name(1)	Options Included in Beneficial Ownership (2)	Shares Related to Stock Awards and Note Payable (3)	Common Shares Owned	Common Stock Beneficial Ownership	Percentage of Class

David A. Harrell	0	0	2,590,897	2,590,897	8.9%
William J. Febbo	0	0	9,433	9,433	*
Terence J. Hamilton	0	384,188	380,413	764,601	2.6%
Lynn Vos	0	0	0	0	*
James Brooks		0	0	0	*
Douglas P. Baker	100,000	0	20,000	120,000	*
Gus D. Halas	0	0	45,019	45,019	*
Jack Pinney	0	0	777,079	777,079	2.7%

All Executive Officers and Directors as a group (6 persons)	100,000	384,188	3,822,841	4,307,029	14.8%

*	Less than 1%
(1)	The address of each person named in this table is c/o OptimizeRx Corp., 400 Water Street, Suite 200, Rochester, MI 48307.
(2)	This column lists shares that are subject to options exercisable within sixty (60) days of June 2, 2016, and are included in common stock beneficial ownership pursuant to Rule 13d-3(d)(1) of the Exchange Act.
(3)	This column lists shares that are obtainable as result of stock awards for shares not yet issued or notes that are payable in stock as of June 2, 2016.

DESCRIPTION OF SECURITIES

The following descriptions are summaries of the material terms that are included in our amended and restated articles of incorporation (as amended) and our bylaws (as amended) as well as the specific agreements such descriptions relate to. This summary is qualified in its entirety by the specific terms and provisions contained in our restated articles of incorporation, bylaws and the specific agreements described herein, copies of which we have filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Overview

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of June 2, 2016, there were 29,077,660 shares of our common stock issued and outstanding and 0 shares of our preferred stock issued and outstanding.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

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Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash). Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors may become authorized to authorize preferred shares of stock and to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

(1)	The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

(2)	The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

(3)	Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(4)	Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

(5)	Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(6)	Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(7)	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(8)	Any other relative rights, preferences and limitations of that series.

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Registration Rights

The Shares Underlying Warrants Issued in Connection With the March 2014 Private Placement Financing

In connection with the March 2014 Private Placement, we entered into a Registration Rights Agreement. The Registration Rights Agreement required us to file a registration statement with the Securities and Exchange Commission in connection with shares sold in the March 2014 Private Placement. We filed a registration statement that went effective on May 28, 2014 to comply with the terms of the Registration Rights Agreement. In addition, we granted piggyback registration rights to the Placement Agents in the March 2014 Private Placement, which comprise the shares of common stock underlying the Agent Warrants that are being registered herein. We are filing this registration statement to maintain the registered status of those shares underlying the Agent Warrants.

The Shares Issued in Connection with the Merriman Capital, Inc. Advisory Agreement

On February 23, 2015, we entered into the Advisory Agreement with Merriman. We granted registration rights to Merriman concerning the 150,000 shares in the Advisory Agreement.

The Shares Issued in Connection with the Settlement Agreement

On May 27, 2016, we entered into a Settlement Agreement with Mr. Shadron Stastney whereby we granted registration rights to his 133,333 shares issued under a Separation Agreement.

Investor Rights Agreement

On September 24, 2015, we entered into an Investor Rights Agreement with WPP Luxembourg (the “Rights Agreement”), pursuant to which we agreed to the following:

●	Demand Registration Rights. We granted the Investor registration rights for the 6,011,106 acquired from us and any securities acquired in connection with an Amended and Restated Co-Marketing Agreement after a period of two years.

●	Inspection Rights. So long as the Investor owns not less than 25% of the Shares, we granted the Investor an annual right to inspect our books and records.

●	Observer Rights. So long as the Investor owns not less than 25% of the Shares, we will allow the Investor to choose a representative to attend our board meetings as a nonvoting observer.

●	Board Seat. So long as the Investor owns not less than 25% of the Shares, we agreed to appoint a nominee of the Investor as a member of our board of directors. We also agreed to a five member Board of Directors provided that it is not prohibited by the rules and regulations of an exchange that we trade on. We also agreed to enter into an Indemnity Agreement with the nominee.

●	Budget Review. So long as the Investor owns not less than 25% of the Shares, we agreed to review our budget plans with the Investor’s nominee prior to submission to the Board of Directors, at the request of the Investor.

●	Right of First Refusal. We agreed that, in the event that it proposes to sell new securities, we will first offer such new securities to the Investor.

●	Special Approval Matters. So long as the Investor owns not less than 25% of the Shares, and provided that it is not prohibited by the rules and regulations of an exchange that we trades on, we agreed that 80% Board approval will be required for certain decisions, including:

●	the incurrence of any indebtedness in excess of $1.5 million in the aggregate during any fiscal year

●	the sale, transfer or other disposition of all or substantially all of our assets;

●	the acquisition of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $1.5 million in the aggregate during any fiscal year;

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●	capital expenditures in excess of $1.5 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $1.5 million in the aggregate during any fiscal year;

●	making, or permitting any subsidiary to make, loans to, investments in, or purchasing, or permitting any subsidiary to purchase, any stock or other securities in another corporation, joint venture, partnership or other entity;

●	the commencement or settlement of any lawsuit, arbitration or other legal proceeding related to our intellectual property or involving an amount in controversy greater than $1.5 million; and

●	the issuance of new securities, except for securities issued under an equity incentive plan and any issuance of common stock to vendors, advisors, financial institutions, suppliers or joint venturers that do not exceed, individually or in the aggregate 5% of then issued and outstanding capital stock of the Company.

Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control

Our articles of incorporation authorize our board of directors to issue a class of preferred stock commonly known as a "blank check" preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one (1) or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix the number of shares; to change the number of shares constituting any series; and to provide for or change the following: the voting powers; designations; preferences; and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following: dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director's authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We had warrants outstanding to purchase 2,044,583 shares of our common stock at a weighted average exercise price of $ 1.67 as of March 31, 2016.

Options

We had options outstanding to purchase 2,780,000 shares of our common stock at a weighted average exercise price of $1.10 as of March 31, 2016.

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Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Certain Anti-Takeover Provisions

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

Listing of Common Stock

Our common stock is currently traded on the OTCQB under the trading symbol “OPRX.”

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Empire Stock Transfer, 1859 Whitney Mesa Dr, Henderson, NV 89014, telephone: (702) 974-1444.

INTERESTS OF NAMED EXPERTS

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The Doney Law Firm, our independent legal counsel, has provided an opinion on the validity of our common stock.

KLJ & Associates, LLP has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. KLJ & Associates, LLP has presented their report with respect to our audited financial statements. The report of KLJ & Associates, LLP is included in reliance upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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DESCRIPTION OF BUSINESS

Company Highlights

Through April 2016

1)	Our sales for the first three months of 2016 were approximately $1.76 million, an 18% increase over the same period in 2015.

2)	We hired an experienced Senior Vice President of Business Development to lead the expansion of our EHR network, as well as increase utilization of our existing network.

3)	We hired a new CEO to lead the Company in its next stage of growth.

4)	We sponsored the ePrescribe/EHR conference held in Philadelphia in March 2016, which generated significant leads for our sales force.

5)	We completed an agreement with TrialCard to co-market our joint capabilities.

6)	We implemented a CRM for our expanding direct sales team, multiple partnerships as well as EHR growth opportunities.

7)	Our partnerships with WPP is starting to show promise with the addition of XX new brands in our pipeline.

8)	We initiated a re-branding of our company to demonstrate our ability to bring financial and clinical messaging as well as brand support services, such as drug file integration and sale force training.

9)	We completed a full technology review and have kicked off several efforts to drive revenue growth with additional services for our existing clients. We expect those to be completed by Q3 2016.

10)	We announced our first partnership in the independent pharmacy space with RxWiki.

Our success in acquiring, integrating and expanding into new promotional EHR/eRx platforms continues to grow as well. We are actively engaged in discussions with several EHRs to integrate our technology into their platforms. We are also working extensively with our existing platforms to expand the reach of our eCoupon product to all of their providers, as well as increasing the utilization of the eCoupon functionality by their existing users.

With the growth of both our pharmaceutical products and our distribution network, we expect that our distribution of e-coupons will continue to increase over last year.

Year Ended 2015

1)	Our sales for 2015 were $7.2 million, an 11% increase over 2014.

2)	In 2015, our promotional transactions, primarily from our core eCoupon distributions, increased approximately 25% over those in 2014.

3)	In 2015, we distributed eCoupons related to approximately 85 different brands.

4)	Excluding non-cash expenses, in 2015 we generated operating income of approximately $350,000.

5)	In 2015, we successfully launched our e-Coupon solution within the Practice Fusion network.

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6)	We continued to acquire new pharmaceutical manufacturers and brands promoting through our platforms.

7)	We hired an experienced sales professional in November, 2015 to lead our relationship with media agencies and in December, an experienced executive to lead the expansion of our network.

8)	We secured an investment of approximately $4.7 million from WPP, a global provider of advertising, marketing, and branding.

9)	We completed an upgrade of our technology platform to Oracle database software to further improve system and reporting capacity.

10)	We proved an outstanding Return on Investment associated with our pharmaceutical promotions through an independent analytics firm with multiple pharmaceutical brands.

11)	We unveiled VoucherDVM and engaged leading platforms to offer automated vet product savings. We initiated a beta launch in January, 2016 with the National Veterinary Associates.

12)	We began a search for a new CEO to help lead us through our next stage of growth, which culminated in the hiring of Will Febbo, who became CEO on February 22, 2016.

We generated positive cash flow from operations in 2015, and we expect to continue to do so in 2016, as well as to be profitable during the upcoming year based on the expected escalation of revenues.

Our success in acquiring, integrating and expanding into new promotional EHR/eRx platforms continues to grow as well. We are discussing 2016 rollout dates with potential additional networks.

Pharmaceutical Sales and Marketing Updates

Our sales team continues to expand opportunities within existing and new clients. We are focused on adding additional brands for existing clients, expanding the utilization of our network for existing brands, and obtaining new clients.

Additionally, we are expanding our non e-Coupon services as follows:

●	New Drug File Integration – we are designing a service to better insure that manufacturers’ drugs are present in every ePrescribing platform available.

●	We are actively expanding our messaging capabilities with the goal of rapidly increasing revenue through this complementary service.

●	ePrescribe Training – we are pursuing opportunities to leverage our partnership with WPP/Grey to train representatives on understanding and leveraging EHR sales opportunities.

●	VoucherDVM - we continue advancing our negotiations with each of the leading veterinarian technology platforms and have signed an agreement with National Veterinary Associates, one of the largest veterinary groups in the U.S., to initiate a beta launch in January, 2016.

We are also continuing to ramp up our marketing efforts as follows:

●	Held multiple meetings initiated and arranged by Pharmaceutical companies to bring on new Health Systems/ePrescribe Platforms.

●	Spoke at Coupon and Co-Pay Off-set Strategies Conference.

●	Spoke at multiple conferences in 2015, including the Marcum 2015 MicroCap conference, the Liolios 4th annual Gateway conference and the LD Micro investor conference.

●	Sponsored the 3rd Annual ePrescribe/EHR Conference.

With the growth of both our pharmaceutical products and our distribution network, we expect that our distribution of eCoupons will continue to increase substantially over last year.

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Operational Update

In 2016, in addition to expanding our network, we plan to intensively focus on increasing physician utilization of our partner networks. We intend to working individually with each of our partners based on their particular situation to improve workflow to increase coupon utilization by those providers that have access, obtain access for those prescribers that currently do not have e-coupon access, and increase overall revenue derived from each channel. We believe there is significant revenue growth available within our existing brands by better utilizing our existing partner networks, in addition to the revenue growth provided by new brands and new network partners.

In 2015, we began the search for an experienced EHR executive to lead our expansion efforts. In January, 2016, we hired James Brooks as Senior Vice President of Business Development to champion our EHR business through the development of new relationships with other EHR providers and patient platforms.

Technology Updates

To support our growth, we have migrated our platform to Oracle database software. The system can now manage up to 1 million rules and return the appropriate content within 1 second. This allows unsurpassed response time to avoid delays, and the ability to meet the upcoming dramatic scale we expect.

We have launched downloadable “wrapper” code, which streamlines the integration requirements for our solution from a few weeks to a few days, if EHR channel partners choose to utilize this method. This addresses one of the biggest hurdles we face in getting health systems and EHRs to implement our system, given the extensive demand on their available technical resources.

We have developed a stand-alone desktop eCoupon application that can be used by prescribers that either are not using an eprescribing application, or whose EHR vendor does not offer e-Coupon functionality. We have sold one such application to a major pharmaceutical manufacturer for use as a tool by their sales force and to distribute to physicians. We expect this to be a source of revenue growth in 2016.

Managerial Updates

We recently added one executive officer to our team.

James Brooks

Effective January 4, 2016, the board of directors appointed Mr. James Brooks to act as our Senior Vice President of Business Development. Mr. Brooks brings more than 20 years of experience in sales & marketing, including sales force development, sales management, and organizational leadership processes within the Electronic Health Record (EHR) and Healthcare Technology sector.

Effective January 4, 2016, we entered into an employment agreement with Mr. Brooks. The agreement is at will and may be terminated by either party at any time. Under the agreement, we agreed to compensate Mr. Brooks $185,000 annually and, subject to meeting certain assigned goals, we agreed to pay him a bonus of up to $100,000 per year, along with a maximum of 300,000 stock options during the first two years of employment.

Mr. Brooks is entitled to participate in any existing employee benefit plans. He has paid vacation and sick days, and other benefits included in the agreement.

Mr. Brooks agreed to covenants not to solicit customers or recruit employees both during employment and for a period of one year following termination. The agreement also contains a confidentiality provision.

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David Harrell

As of March 31, 2016, Mr. David Harrell, ended his employment as our Chief Executive Officer.

On May 9, 2016, we entered into a Separation Agreement and Release with Mr. Harrell that grants us a standard release of employment claims in consideration for, among other things, a stock payout of $720,415 to Mr. Harrell.

On the same date, we entered into a Corporate Consulting Agreement with Mr. Harrell that sets forth the terms his continued relationship with our company. He will remain our employee through May 31, 2016 and the Corporate Consulting Agreement is effective as of June 1, 2016. Under the terms of this agreement, Mr. Harrell will consult for our company for a period of 16 months and he will receive a monthly payment of $15,000, with the potential for up to $54,000 in additional bonus payments during the term of the agreement. This agreement also calls for insurance benefits for seven months. Finally, the agreement contains a Consultant Confidentiality, Invention Assignment and Non-Compete Agreement that contains restrictive covenants that include a one year non-compete following the completion of Mr. Harrell’s 18 months of consulting, and an inventions assignment clause during the term of his consulting relationship.

Other Key Events in 2015

We secured a strategic investment from WPP of approximately $4.7 million. The completion of this transaction represents a significant expansion of our relationship with WPP, the largest marketing services company in the world, and Lynn Vos, CEO of WPP’s subsidiary, Grey Healthcare Group, has joined our Board. We have hired a top executive to focus on overall client services, including the WPP relationship, and to focus on expanding opportunities available to us.

In addition to the strategic value, we expect the WPP relationship to provide promotional support, help add pharmaceutical brands, aid in expansion of our EHR network, expand our service offerings, and help us expand our management and infrastructure. We anticipate that that the WPP relationship will have a significant and positive impact on our business.

We also signed an agreement with Allscripts to become its exclusive provider of eCoupons throughout all of its platforms as well as to integrate our e-Coupons into its Touchworks network. The Touchworks platform is used by large health systems throughout the country and is expected to represent a significant expansion of our network. ECoupon functionality within Touchworks is expected to launch on a test basis in late 2016 and on a wide-scale basis in early 2017.

Summary

Despite the lengthy sales cycle involved in creating this new eCoupon market, we remain very excited about our core eCoupon business and expect acceleration to continue with the launch of additional channels and our joint pursuit of leading health systems with our pharmaceutical partners. We expect our active network to grow substantially in 2016.

Principal Products and Applications

Our principal products and applications can be summarized as follows:

●	SAMPLEMD - Our platform, which we refer to as SampleMD, is a revolutionary virtual "Patient Support Center" that allows doctors and staff to access a universe of sample vouchers, co-pay coupons and other patient support through their EMR and/or e-Prescribe systems to search, print or electronically dispense directly to patients and a national network of pharmacies. SampleMD eliminates the need for physicians to manage and store physical drug samples by offering a more convenient and efficient way to allocate, administer and track samples and co-pay savings provided to their patients. Today, almost 60% of doctors’ offices ban or limit drug representatives and the samples they offer. Although samples are still valuable, many healthcare systems and doctors are looking for an easier, more effective way to increase affordable access and adherence to their prescribed branded medications. Over 90% of our revenue comes through activities related to our SampleMD platform.

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●	OPTIMIZEHR – Our consulting practice is focused on educating and working with pharmaceutical manufacturers on identifying, formulating, and implementing new eRx media strategies for promoting their products. Our consulting services include: 1) Drug File Integration - a service designed to better insure that manufacturers’ drugs are present in every ePrescribing platform available; 2) Sales Force Training – a service to educate the extended field sales force on this new integrated solution and what to look for within their client base to insure maximum exposure of their brands; and 3) Strategy Development – a service that assists manufactures in identifying and building a competitive strategy to take advantage of this new digital frontier. Currently, this activity results in less than 5% of our revenue, but represents a significant growth opportunity for us.

●	OPTIMIZERx.com – Our Direct to Consumer Website is a portal to healthcare savings for patients to centrally review and participate in prescription and healthcare savings and support programs. To date, we have over 2.4 million members who have registered. We strive to provide all the information and guidance that patients undergoing long-term pharmaceutical treatments may require. Patients can search by their medication or their condition in order to access educational information regarding their condition, information regarding their medication, coupons for instant savings when they purchase their medications, information on free drug trials, and guidance to any other savings programs available to them. At the present time, we generate no revenue through this site, but we believe it represents a significant potential future revenue source.

Marketing and Sales

We continue to extend our marketing efforts to build both brand and capabilities awareness in the market. As previously discussed, we continue to actively participate in industry and partner events such as exlPharma and the ACE – Allscripts Users Conference, as well as taking a lead sponsor position in the CBInet eRx and EHR conferences in March and October of 2015. We are also the named sponsor of the March 2016 conference. During the course of the year, we also initiated and delivered successful email marketing campaigns, which generated viable leads for our sales force.

In 2015, we also announced the expansion of our strategic partnership with WPP/Grey Health Group, a leading agency within the healthcare marketplace, which included a significant investment by an affiliated entity of WPP. We plan to continue to increase our marketing efforts with all of our strategic partners, as we intend to continue to promote our platform primarily through the following:

●	Industry and Partner Events;

●	Email Campaigns;

●	Internet Marketing;

●	Public Relations Campaigns;

●	Physician Offices;

●	Direct to Consumer Marketing;

●	Trade Media Advertising;

●	Pharmacy Partners;

●	Physician Organizations and Associations; and

●	Strategic Relationships.

Competition

Our platform competes in the highly competitive pharmaceutical and healthcare advertising industry that is dominated by large well-known companies with established names, solid market niches, wide arrays of product offerings and marketing networks. Coupon offerings compete for pharmaceutical budgets with a variety of other forms of advertising and promotion.

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Despite these overall competitors, we do not have major competition in our specific portion of the market. We have been experiencing a growing list of potential partners whom either have content that they want to deliver through our distribution engine and network, or whom have complementary technology and want to integrate our solution as a channel partner, expanding our reach to clinicians. The primary competitors in our space of the market are PDR Network, LLC and Physicians Interactive Holdings, Inc. However, we believe our breadth of brands offered, extensive list of pharmaceutical clients, and the vast reach of our network give us a substantial advantage and allow us to achieve a dominant position in the marketplace.

Intellectual Property

In 2012, we were awarded a patent for our innovative solution (US Patent No. 8,341,015). This award was a result of our extensive research and development efforts. The awarded claims cover our ability to electronically process, display and distribute eligible prescription savings on the medications and therapies healthcare providers wish to prescribe for their patients.

We have hired Harness, Dickey & Pierce, a nationally ranked IP firm, to further expand and protect our intellectual property. Through them, we have filed two additional patents on our technology. We believe our current and expanding IP will allow us to continue being the leader in this rapidly growing space. We stand ready to prepare additional filings, as necessary, to protect our intellectual property on any forthcoming solutions that will further assist and support physicians, pharmacists and patients.

OPTIMIZERx and SampleMD are our licensed trademarks.

Government Regulation

Fraud and Abuse Laws

Anti-Kickback Statutes

The federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under a federal healthcare program such as Medicare or Medicaid. The definition of remuneration has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated. The law contains a few statutory exceptions, including payments to bona fide employees, certain discounts and certain payments to group purchasing organizations. Violations can result in significant penalties, imprisonment and exclusion from Medicare, Medicaid and other federal healthcare programs. Exclusion of a manufacturer would preclude any federal healthcare program from paying for its products. In addition, kickback arrangements can provide the basis for an action under the Federal False Claims Act, which is discussed in more detail below. The Anti-Kickback Statute is broad and potentially prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of Health and Human Services, or OIG, issued a series of regulations, known as the safe harbors, beginning in July 1991. These safe harbors set forth provisions that, if all the applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Arrangements that implicate the Anti-Kickback Law, and that do not fall within a safe harbor, are analyzed by the OIG on a case-by-case basis. Government officials have focused recent enforcement efforts on, among other things, the sales and marketing activities of healthcare companies, and recently have brought cases against individuals or entities with personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. Settlements of these cases by healthcare companies have involved significant fines and/or penalties and in some instances criminal pleas. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same exceptions or safe harbors. In some states, these anti-kickback laws apply with respect to all payors, including commercial health insurance companies.

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False Claims Laws

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. Manufacturers can be held liable under false claims laws, even if they do not submit claims to the government, if they are found to have caused submission of false claims. The Federal Civil False Claims Act also includes whistle blower provisions that allow private citizens to bring suit against an entity or individual on behalf of the United States and to recover a portion of any monetary recovery. Many of the recent highly publicized settlements in the healthcare industry related to sales and marketing practices have been cases brought under the False Claims Act. The majority of states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment.

Privacy and Security

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the rules promulgated there under require certain entities, referred to as covered entities, to comply with established standards, including standards regarding the privacy and security of protected health information, or PHI. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their business associates, as such term is defined by HIPAA, which, among other things, obligate the business associates to safeguard the covered entity's PHI against improper use and disclosure. While not directly regulated by HIPAA, our customers or distributors might face significant contractual liability pursuant to such an agreement if the business associate breaches the agreement or causes the covered entity to fail to comply with HIPAA. It is possible that HIPPA compliance could become a substantial regulatory burden and expense to our operations, although we do not believe that this will occur as a general website publisher.

Employees

As of the date of this Prospectus, we had 14 full-time employees and 4 part-time employees, in addition to contracted programmers, as needed, through our established relationship with Simple eSolutions, a technical and programming resources partner.

Subsidiaries

We conduct our operations through our wholly-owned subsidiary, OptimizeRx Corporation, a Michigan corporation.

Description of Property

Currently, we do not own any real estate. Our principal executive offices are located at 400 Water Street, Suite 200, Rochester, Michigan, 48307. We initially entered into a 3 year lease for this 3,648 square foot facility, with a cost of $5,049.25 per month. We renewed that lease for a two year period on December 1, 2014 for a monthly rental rate of $5,201.50. We believe that our properties are adequate for our current needs, but growth potential may require larger facilities due to anticipated addition of personnel. We do not have any policies regarding investments in real estate, securities or other forms of property.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended March 31, 2016 and 2015

Revenues

Our total revenue reported for the three months ended March 31, 2016 was approximately $1.76 million, an increase of 18% over the approximately $1.49 million from the same period in 2015. These increased revenues result from both increased pharmaceutical brands being promoted and expanded distribution channels. We expect quarter over quarter revenue increases for the balance of 2016.

Cost of Sales

Our cost of sales, composed of revenue share expense, increased over the same period in 2015 as a result of the revenue increases. Our revenue share expense as a percentage of revenue remained relatively constant at approximately 51% in both periods. We expect this percentage to gradually decrease in future quarters as we implement new channels with lower revenue share percentages and as we update our existing agreements to share third party costs, with a goal of a decrease of at least 5%.

Operating Expenses

Operating expenses increased from approximately $850,000 for the three month period ended March 31, 2015 to approximately $1.23 million for the same period in 2016, an increase of approximately 46%. The detail by major category is reflected in the table below.

	Three months ended March 31
	2016	2015

Salaries, Wages, & Benefits	$557,206	$395,199
Stock-based compensation	106,384	79,591
Professional Fees	179,278	73,420
Board Compensation	12,500	12,500
Investor Relations	28,019	25,962
Consultants	31,323	21,115
Advertising and Promotion	70,765	43,150
Depreciation and Amortization	50,268	79,668
Development and Maintenance	74,616	50,414
Office, Facility, and other	43,440	33,058
Travel	74,765	28,532
Total Operating Expense	$1,228,564	$842,610

The largest increases in operating expenses related to human resource costs and professional fees. Since the first quarter of 2015, we have hired a Vice President of Client Services, a Senior Vice President of Business Development, an additional Vice President of Sales, and a new CEO. The first quarter of 2016 includes an overlap period in the CEO position where our new CEO started in February and our previous CEO remained on the payroll until March 31. These new hires also resulted in increases in benefits, payroll taxes, and travel. Our professional fees increased significantly as a result of the litigation described in the footnotes to our financial statements. Both of our legal cases are in active periods and we expect to continue to incur significant costs related to the litigation.

We expect our overall operating expenses to continue to increase as we further implement our business plan and expand our operations.

Net Loss

Our net loss for the three months ended March 31, 2016 was approximately $350,000 as compared to a loss of approximately $110,000 during the same period in 2015. The reasons for specific components are discussed above. Overall, the increased margin resulting from the increased sales was offset by the increased operating expenses described above.

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Results of Operations for the Years Ended December 31, 2015 and 2014

Revenues

Our total revenue reported for the year ended December 31, 2015 was approximately $7.2 million, an increase of 11% from the year ended December 31, 2014. This increased revenue resulted from increases in all major revenue categories including setup fees, reporting fees, and e-Coupon distributions and resulted from both increased pharmaceutical brands being promoted and expanded distribution channels. We expect continued revenue increases in 2016.

Because the pharmaceutical industry is dominated by large companies with multiple brands, our revenue is concentrated in a relatively small number of companies. We have approximately 25 pharmaceutical companies as customers and we received approximately 52% of our revenue in the year ended December 31, 2015 from our largest 5 customers, with approximately 20% of revenue from our largest customer. During the year ended December 31, 2014, approximately 64% of revenue came from our 5 largest customers, with 20% from our largest customer. While we are still dependent on major customers, as our customer base expands, we are becoming less dependent on any one customer.

Cost of Sales

Our total cost of sales, composed of revenue share expense, increased in the year ended December 31, 2015, over the year ended December 31, 2014 as a result of the revenue increases. In addition, revenue share expense as a percentage of revenue in 2015 increased over 2014 from approximately 49.5% in the year ended December 31, 2014 to approximately 50.1% in the year ended December 31, 2015.

These increases in revenue share expense as a percentage of revenue result from a combination of factors, including product mix whereby a larger percentage of overall revenues are subject to revenue share. We expect revenue share expense as a percentage of revenue in 2016 to continue at levels similar to, or greater than, that of 2015 as revenues subject to revenue share expense continues to increase as a percentage of our overall revenues. In addition, our comarketing agreement with WPP requires us to pay revenue share to WPP agencies on new brands secured for us by those agencies. If we successfully expand revenue through the WPP relationship, our revenue share percentage will increase.

Operating Expenses

Operating expenses decreased to approximately $4.2 million for the year ended December 31, 2015 from approximately $4.3 million for the year ended December 31, 2014, a decrease of approximately 3%. The detail by major category is reflected in the table below.

	Years Ended December 31
	2015	2014

Salaries, Wages, & Benefits	$1,788,471	$1,477,450
Professional Fees	397,566	242,169
Board Compensation	50,000	19,565
Investor Relations	80,618	110,998
Consultants	66,985	72,487
Advertising and Promotion	47,927	87,201
Depreciation and Amortization	333,950	264,340
Development and Maintenance	290,371	189,566
Exclusivity Fee	250,000	-
Office, Facility, and other	151,826	140,101
Travel	157,062	131,637

Subtotal	3,614,776	2,735,514

Stock-based compensation	581,106	1,172,242
Lawsuit settlement	-	400,000

Total Operating Expense	$4,195,882	$4,307,756

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The main reasons for the overall decrease in operating expenses in 2015 are the substantial decrease in stock based compensation from 2014 to 2015 and the absence of a lawsuit settlement in 2015. Ignoring those items, operating expenses increased approximately 32% as a result of building a solid base for future growth.

Within the remaining operating expenses, there were a variety of increases. Salaries, wages and benefits increased as a result of additional staff in 2015, as well as bonuses to executive officers totaling $195,000. We expect additional increases in compensation in 2016 as we hire additional high-level staff, as well as the impact of a full year of 2015 hires and the payout and severance benefits we are required to pay to our prior CEO. Professional fees increased as a result of the litigation in process, primarily related to the PDR/LDM lawsuit. We expect a continued increase in professional fees in 2016 as a result of increased activity on our litigation. Advertising and promotion increased as a result of our sponsorship of e-Coupon conferences. Development and maintenance increased as a result of expansion of our system capacity and capabilities and the move to a more robust Oracle database. Exclusivity fees of $250,000 in 2015 resulted from the initial payment related to the Allscripts Touchworks integration. An additional $650,000 is due under the Allscripts Touchworks agreement when e-Coupon functionality becomes widely available within the Touchworks platform, which is expected to be in early 2017.

Net Loss

We finished the year ended December 31, 2015 with a loss of approximately $600,000, as compared to a loss of approximately $1.0 million during the year ended December 31, 2014. The reasons for specific components are discussed above. Overall, we had an increase in revenue and resulting gross margin as well as decreased operating expenses. In addition, the loss in both periods included noncash items. We had approximately $600,000 of stock based compensation and $335,000 of depreciation and amortization in 2015, and approximately $1.2 million related to stock based compensation and approximately $265,000 of depreciation and amortization in 2014. Excluding noncash expenses, we would have been profitable in both years. In addition, ignoring working capital changes, we had positive cash flow from operations in both years - approximately $325,000 during the year ended December 31, 2015 and approximately $400,000 during the year ended December 31, 2014.

Quarterly Financial Information

Following is our quarterly operating results for 2015 for information purposes.

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year

Revenues	$1,487,553	$1,705,457	$2,007,409	$2,020,259	$7,220,678

Revenue Share Expense	756,440	882,327	1,044,415	929,020	3,622,203

Gross Profit	731,113	823,130	962,994	1,081,239	3,598,475

Operating Expenses	842,610	980,659	875,425	1,497,188	4,195,882

Income (Loss) from Operations	(111,497)	(157,529)	87,569	(415,949)	(597,407)

Other income	296	304	368	1,299	2,267

Loss before Taxes	(111,201)	(157,225)	87,937	(414,650)	(595,140)

Provision for Taxes	-0-	-0-	-0-	-0-	-0-

Net Income (Loss)	(111,201)	(157,225)	87,937	(414,650)	(595,140)

Loss per share
Basic and Diluted	(0.00)	(0.01)	0.00	(0.01)	(0.02)

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Liquidity and Capital Resources

As of March 31, 2016, we had total current assets of approximately $9.9 million, compared with current liabilities of approximately $2.6 million, resulting in working capital of approximately $7.3 million and a current ratio of approximately 3.8 to 1, similar to the working capital of approximately $7.8 million and current ratio of 3.3 to 1 at December 31, 2015.

Our cash flow for the quarter ended March 31, 2016 was negatively impacted by a one-time payment of $720,415 to our previous CEO in lieu of issuance of approximately 595,000 common shares due to him from prior years. This payment impacts two sections of the statement of cash flows. As discussed in more detail below, a portion of these shares were reflected in accounts payable and payment of that portion affects cash flow from operations. The remaining portion was reflected in stock payable in the equity section and payment affected cash used in financing activities.

Following is a table with summary data from the consolidated statement of cash flows for the quarter ended March 31, 2016, as presented and after removing the effect of this payment.

	As presented	Adjusted to remove effect of one-time payment
Net cash provided by (used in) operating activities	$(286,087)	$76,913
Net cash used in investing activities	(15,802)	(15,802)
Net cash provided by (used in) financing activities	(357,415)	-
Net increase (decrease) in cash and cash equivalents	$(659,304)	$61,111

Our operating activities used approximately $286,000 in cash flow during the three months ended March 31, 2016, compared with cash generated of approximately $86,000 in the same period in 2015. This decrease resulted from the payment of $363,000 to our previous CEO to extinguish the accounts payable related to the purchase of a patent from the CEO in 2010. Excluding that one-time payment, we would have had positive cash flow from operations of approximately $76,000.

We used approximately $16,000 in investing activities in the three months ended March 31, 2016 compared with approximately $23,000 in the same period in 2015. These investment activities relate to improvements implemented in our SampleMD website, equipment purchases, and expansion of our patent portfolio.

We used approximately $357,000 in financing activities by retiring stock payable due to our previous CEO. These shares were due as a result of previously granted stock awards in 2014 and 2015, for which shares had not yet been issued. These shares were recorded as stock payable on the balance sheet at December 31, 2015.

As of December 31, 2015, we had total current assets of approximately $11.1 million, compared with current liabilities of approximately $3.4 million, resulting in working capital of approximately $6.7 million and a current ratio of approximately 3.3 to 1. This significant improvement over the working capital balance of approximately $3.2 million and the current ratio of 2.3 to 1 at December 31, 2014 is largely a result of our financing transaction with WPP. We are currently generating positive cash flow from operations and we expect our working capital balance to continue to improve in future quarters.

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Our operating activities generated approximately $500,000 in the year ended December 31, 2015 as comparted with approximately $50,000 used by operating activities in the year ended December 31, 2014. The positive cash flow from operations in the year ended December 31, 2015 resulted from positive cash flow from operations prior to working capital items of approximately $350,000 and approximately $250,000 of working capital improvements. We expect to have positive cash flow from operations in future quarters in 2016, however severance payments due at the end of March 2016, may make that unlikely in Q1.

We used approximately $400,000 in investing activities in the year ended December 31, 2014 compared with about $100,000 in the year ended December 31, 2015. These investment activities relate to improvements being implemented in our SampleMD website, as well as protection and expansion of our patent portfolio. These items both represent important components of our business strategy moving forward. The 2014 was significantly higher as a result of the launch of our upgraded SampleMD 2.0 platform in early 2014, as well as the initial work on our migration to Oracle Software started in 2014 and completed in 2015.

Financing activities provided approximately $4.3 million in the year ended December 31, 2015, resulting from the strategic investment of approximately $4.7 million by WPP, net of costs associated with the investment. Financing activities provided approximately $2.8 million during the year ended December 31, 2014. This results from a $10 million equity raise in March 2014, partially offset by costs of the raise and redemption of all the common stock, preferred stock, and warrants held by a major shareholder that significantly reduced the potential fully diluted shares count, even when considering the new equity issued. With the financing and cash on hand, we have sufficient cash to operate our business for more than the next twelve months and we do not anticipate the need to raise additional equity for operating purposes.

Off Balance Sheet Arrangements

As of March 31, 2016, there were no off balance sheet arrangements.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our accounting policies are discussed in the footnotes to our financial statements included in our annual report on Form 10-K for the year ended December 31, 2015, however we consider our critical accounting policies to be those related to the amount of revenue to be billed, the timing of revenue recognition, calculation of revenue share expense, stock-based compensation, capitalization and related amortization of intangible assets, and impairment of assets.

Recently Issued Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operation, financial position or cash flow.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than described below or the transactions described under the heading “Executive Compensation” (or with respect to which such information is omitted in accordance with SEC regulations), there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years, and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

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During the year ended December 31, 2015, WPP made a strategic investment in the Company and is a shareholder that owns approximately 20% of the shares of the Company. During 2015, we had billings of $420,503 to agencies that are part of the WPP group and recognized revenue of $178,855 related to those billings. As of December 31, 2015, we have receivables included in trade receivables on the balance sheet of $381,125 from WPP agencies and amounts due to WPP agencies included in revenue share payable of $37,803 as of December 31, 2015.

On September 24, 2015, we entered into an Investor Rights Agreement with WPP Luxembourg (the “Rights Agreement”), pursuant to which we agreed to the following:

●	Demand Registration Rights. We granted the Investor registration rights for the 6,011,106 acquired from us and any securities acquired in connection with an Amended and Restated Co-Marketing Agreement after a period of two years.

●	Inspection Rights. So long as the Investor owns not less than 25% of the Shares, we granted the Investor an annual right to inspect our books and records.

●	Observer Rights. So long as the Investor owns not less than 25% of the Shares, we will allow the Investor to choose a representative to attend our board meetings as a nonvoting observer.

●	Board Seat. So long as the Investor owns not less than 25% of the Shares, we agreed to appoint a nominee of the Investor as a member of our board of directors. We also agreed to a five member Board of Directors provided that it is not prohibited by the rules and regulations of an exchange that we trade on. We also agreed to enter into an Indemnity Agreement with the nominee.

●	Budget Review. So long as the Investor owns not less than 25% of the Shares, we agreed to review our budget plans with the Investor’s nominee prior to submission to the Board of Directors, at the request of the Investor.

●	Right of First Refusal. We agreed that, in the event that it proposes to sell new securities, we will first offer such new securities to the Investor.

●	Special Approval Matters. So long as the Investor owns not less than 25% of the Shares, and provided that it is not prohibited by the rules and regulations of an exchange that we trades on, we agreed that 80% Board approval will be required for certain decisions, including:

●	the incurrence of any indebtedness in excess of $1.5 million in the aggregate during any fiscal year

●	the sale, transfer or other disposition of all or substantially all of our assets;

●	the acquisition of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $1.5 million in the aggregate during any fiscal year;

●	capital expenditures in excess of $1.5 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $1.5 million in the aggregate during any fiscal year;

●	making, or permitting any subsidiary to make, loans to, investments in, or purchasing, or permitting any subsidiary to purchase, any stock or other securities in another corporation, joint venture, partnership or other entity;

●	the commencement or settlement of any lawsuit, arbitration or other legal proceeding related to our intellectual property or involving an amount in controversy greater than $1.5 million; and

●	the issuance of new securities, except for securities issued under an equity incentive plan and any issuance of common stock to vendors, advisors, financial institutions, suppliers or joint venturers that do not exceed, individually or in the aggregate 5% of then issued and outstanding capital stock of the Company.

36

On September 24, 2015, we amended and restated an existing Co-Marketing Agreement with Grey Healthcare Group, LLC (“GHG”) an affiliate of WPP (the “Amended and Restated Co-Marketing Agreement”). The Amended and Restated Co-Marketing Agreement was amended to give the GHG the option to receive all or part of the compensation due under the agreement in shares of our common stock. Shares issuable under the Amended and Restated Co-Marketing Agreement will be issued to WPP or any other affiliate of GHG designated in writing by GHG at the following rates:

●	Until June 30, 2016, we will issue the number of shares of common stock equal to GHG’s share of net revenues received for sales of new services to GHG or Company clients (“GHG Net Revenues”) divided by $0.7875.

●	After June 30, 2016, we will issue the number of shares of common stock equal to the GHG Net Revenues divided by a price equal to 80% multiplied by the average trading price of one share of common stock during the 30 trading day period immediately prior to the date of the most recent statement of GHG Net Revenues set forth by the Company.

On March 17, 2014, we raised gross proceeds of $10,000,000 in an unregistered offering (the “Offering”) with certain accredited investors. We used a portion of the net proceeds of the Offering to exercise the Securities Redemption Option Agreement, as amended, with Vicis Capital Master Fund (“Vicis”) that provides us with an option to purchase all of the outstanding shares and derivative securities held by Vicis for total payment of six million dollars ($6,000,000). The shares and derivative securities include the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Common Stock, and warrants to purchase shares of common stock held by Vicis in our company. In connection with this fundraising, we agreed to grant 200,000 shares of fully vested common stock to officers David, Harrell, David Lester, and Terry Hamilton.

In February 2014, we agreed to grant 337,500 shares of common stock, half of which vested immediately and half of which vested in August 2014, to both David Harrell and Terry Hamilton as bonuses based on their efforts to recapitalize the company to secure approximately $3 million in working capital while reducing potential fully diluted shares by approximately 7 million shares. Stock-based compensation related to these bonuses was $570,375 during the year ended December 31, 2014. These shares have not yet been issued and are recorded as stock payable, but can be requested by the officers at any time.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted under the symbol “OPRX” on the OTCQB operated by OTC Markets Group, Inc.  Only a limited market exists for our securities. There is no assurance that a regular trading market will develop, or if developed, that it will be sustained. Therefore, a shareholder may be unable to resell his securities in our company.

The following tables set forth the range of high and low prices for our common stock for the each of the periods indicated as reported by the OTCQB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2014
Quarter Ended	High $	Low $
December 31, 2014	1.15	0.80
September 30, 2014	1.54	1.10
June 30, 2014	1.80	1.42
March 31, 2014	1.95	1.41

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Fiscal Year Ending December 31, 2015
Quarter Ended	High $	Low $
December 31, 2015	1.34	1.10
September 30, 2015	1.28	0.76
June 30, 2015	1.73	0.81
March 31, 2015	1.59	0.98

Quarter Ended March 31, 2016	1.24	$0.89

On June 13, 2016, the last sales price per share of our common stock was $1.05.

Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders of Our Common Stock

As of June 2, 2016, we had 29,077,660 shares of our common stock issued and outstanding, held by 320 shareholders of record at our transfer agent, with holding our shares in street name.

Dividends

We currently intend to retain future earnings for the operation of our business. We have never declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

In the event that a dividend is declared, common stockholders on the record date are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our board of directors from funds legally available.

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1.	We would not be able to pay our debts as they become due in the usual course of business; or

2.	Our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Securities Authorized for Issuance under Equity Compensation Plans

On June 13, 2013, our Board of Directors adopted the 2013 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to attract and retain the best available personnel for positions of substantial responsibility with us, to provide additional incentive to employees, directors and consultants, and to promote our success. Under the initial Plan, we were able to issue up to an aggregate total of 1,500,000 incentive or non-qualified options to purchase our common stock, or stock awards. In March, 2016, the Board expanded the number of shares issuable under the plan to 4,000,000.

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Equity Compensation Plans as of December 31, 2015

Equity Compensation Plans Not Approved by the Shareholders	Number of Securities to be issued upon exercise of outstanding options	Weighted- average exercise price of outstanding options	Number of Securities remaining available for future issuance under equity compensation plans
	(a)	(b)	(c)
2013 Equity Compensation Plan	1,085,000	$1.17	–
Other Equity Compensation (includes options and warrants)	2,609,139	$1.54	–
Total	3,709,583	$1.41	410,000

Recent Sales of Unregistered Securities

In April 2016, we issued 34,235 shares of common stock in connection with the cashless exercise of an expiring option to purchase 100,000 shares of common stock previously granted to a consultant.

In March 2016, we issued 12,500 shares of common stock to our independent directors in connection with our Director Compensation Plan.

In December, 2015, we issued 12,500 shares of restricted common stock to our outside Directors as part of our director compensation package for services rendered in the fourth quarter of 2015.

On September 24, 2015, we entered into a Stock Purchase Agreement with WPP Luxembourg Gamma Three S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, pursuant to which we sold to WPP 6,011,106 shares of our common stock for $0.7875 per share, or gross proceeds of $4,733,746. Placement agents in the offering received warrants to purchase up to 240,444 shares of our common stock with an exercise price of $0.7875 per share and a term of 5 years.

In September, 2015, we issued 6,250 shares of our common stock to each of our independent directors under our compensation plan.

In September, 2015, we issued 45,000 shares of our common stock under a capital markets advisory agreement.

In February 2015 we issued 45,000 shares of our common stock to an investment banking firm in connection with a capital markets advisory agreement.

We also issued 12,500 shares of common stock to our outside directors in connection with our Director Compensation Plan.

In January 2015, we issued 12,500 shares of restricted common stock to our outside Directors as part of our director compensation package for services rendered in the fourth quarter of 2014.

These securities were issued pursuant to Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder. The holders represented their intention to acquire the securities for investment only and not with a view towards distribution. The investors were given adequate information about us to make an informed investment decision. We did not engage in any general solicitation or advertising. We directed our transfer agent to issue the stock certificates with the appropriate restrictive legend affixed to the restricted stock.

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EXECUTIVE COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to our former or current executive officers for the fiscal years ended December 31, 2015 and 2014.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
David A. Harrell Chairman, Chief Executive Officer, Chief Strategic Officer and Director	2015 2014	201,508 183,750	75,000 100,000	73,509 394,969			350,017 678,719
Terence J. Hamilton VP of Sales and Director	2015 2014	165,000 163,438	60,000 70,000	110,264 458,906			335,264 692,344
Douglas Baker CFO	2015 2014	143,750 78,125	60,000		10,668 131,110		214,418 209,235

Narrative Disclosure to the Summary Compensation Table

On June 1, 2008, we entered into an employment agreement with Mr. Harrell to serve as our CEO. The agreement was amended on January 14, 2013 to account for his new positions as CSO and Vice Chairman. The terms of his compensation, was an annual salary of $144,000 with a 5% cost of living increase on each 12 month anniversary. Mr. Harrell was also eligible for additional quarterly and annual bonus compensation, stock options, and stock grants based on performance metrics outlined by our board of directors. He was entitled to vacation and sick days, and other benefits included in the agreement. On March 18, 2010, we entered into an addendum to the employment agreement to increase his compensation to $152,004 annually.

On July 28, 2010, we amended Mr. Harrell’s employment agreement to include a covenant not to compete covering the term of employment and continuing for a period of two years thereafter. As a result of the same amendment, Mr. Harrell is entitled to severance payments if his employment terminated, with or without cause. Such payments would be due monthly at his then current salary rate for a period of 24 months following termination. On August 14, 2013, we further amended the employment agreement with Mr. Harrell. Pursuant to the terms and conditions of the Amendment to Employment Agreement with David Harrell:

●	Mr. Harrell will serve as Vice Chairman of the Board and Chief Strategy Officer of our company;

●	The term of Mr. Harrell’s employment shall be for one year, and shall automatically renew for each year thereafter unless terminated on thirty days’ notice before the end of the term; and

●	Mr. Harrell will earn a base salary of $183,750 per year;

On August 14, 2013 we granted restricted stock awards under our 2013 Incentive Plan. Mr. Harrell was awarded 121,875 shares of our common stock. The award vested in 2014 and was valued at $1.69 per share. Mr. Harrell was granted an additional restricted stock award of 100,000 shares under our 2013 Incentive Plan on January 9, 2014. This award was fully vested at the time of grant and was valued at $1.89 per share. In 2015, Mr. Harrell was awarded an additional 79,042 shares of restricted common stock, valued at $0.93 per share. All shares described in this paragraph remain unissued and are recorded as common stock payable at December 31, 2015.

On May 9, 2016, we entered into a Separation Agreement and Release with Mr. Harrell that grants us a standard release of employment claims in consideration for, among other things, a stock payout of $720,415 to Mr. Harrell to retire shares due and owing to him, awarded in prior years, but not yet issued.

On the same date, we entered into a Corporate Consulting Agreement with Mr. Harrell that sets forth the terms his continued relationship with our company. He remained our employee through May 31, 2016 and the Corporate Consulting Agreement went effective as of June 1, 2016. Under the terms of this agreement, Mr. Harrell will consult for our company for a period of 16 months and he will receive a monthly payment of $15,000, with the potential for up to $54,000 in additional bonus payments during the term of the agreement. This agreement also calls for insurance benefits for seven months. Finally, the agreement contains a Consultant Confidentiality, Invention Assignment and Non-Compete Agreement that contains restrictive covenants that include a one year non-compete following the completion of Mr. Harrell’s 18 months of consulting, and an inventions assignment clause during the term of his consulting relationship.

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On August 1, 2008, we entered into an employment agreement with Mr. Hamilton to serve as our VP of Sales. Under the agreement, we agreed to compensate Mr. Hamilton $120,000 annually and we granted him options to purchase 150,000 shares of our common stock in 2009. Mr. Hamilton is also eligible for additional quarterly and annual bonus compensation, stock options, and stock grants based on performance metrics outlined by our board of directors. He is entitled to vacation and sick days, and other benefits included in the agreement. On March 18, 2010, we entered into an addendum to the employment agreement to increase his compensation to $150,000 annually.

On July 28, 2010, we amended Mr. Hamilton’s employment agreement to include a covenant not to compete covering the term of employment and continuing for a period of one year thereafter. As a result of the same amendment, Mr. Hamilton is entitled to severance payments if he is terminated with or without cause. Such payments would be due monthly at his then current salary rate for a period of 12 months following termination. On August 14, 2013, we amended the employment agreement with Mr. Hamilton to increase his base salary to $157,500 per year.

On March 16, 2014, Mr. Hamilton’s salary was increased to a base salary of $165,000, and on February 1, 2016, his base salary was increased to $181,500, but no formal contract amendment was signed, in either instance.

On August 14, 2013 we granted restricted stock awards under our 2013 Incentive Plan. Mr. Hamilton was awarded 215,625 shares of our common stock. The award vested in 2014 and was valued at $1.69 per share. Mr. Hamilton was granted an additional restricted stock award of 50,000 shares under our 2013 Incentive Plan on January 9, 2014. This award was fully vested at the time of grant and was valued at $1.89 per share. In 2015, Mr. Hamilton was awarded an additional 118,563 shares of restricted common stock, valued at $0.93 per share. All shares described in this paragraph remain unissued and are recorded as common stock payable at December 31, 2015.

On May 12, 2014, we entered into an employment agreement with Mr. Baker, our Chief Financial Officer. Under the agreement, we agreed to compensate Mr. Baker $125,000 annually and we granted him options to purchase 100,000 shares of our common stock, with 50% vesting after one year and 50% vesting after two years of hire. The options were valued at 1.3111 per share, or a total of $131,110, for financial statement purposes using the Black-Scholes pricing model. Effective April 1, 2015, Mr. Baker’s salary was increased to an annual rate of $150,000, and effective February 1, 2016 to an annual rate of $165,000. During 2015, Mr. Baker was granted an additional 100,000 options that vest in 2017.

Mr. Baker is also eligible for additional quarterly and annual bonus compensation, stock options, and stock grants based on performance metrics outlined by our board of directors. He is entitled to vacation and sick days, and other benefits included in the agreement.

41

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officers as of December 31, 2015.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
David Harrell	46,850			$1.00	5/31/16
Douglas	50,000	50,000		$1.05	5/19/19
Baker	0	100,000		$1.05	6/24/20
Terry Hamilton	122,000			$1.00	5/31/16

Director Compensation

The table below summarizes all compensation of our directors as of December 31, 2015.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Gus D. Halas	25,000	11,827			21,813
Jack Pinney	25,000	11,315			20,894
Lynn Vos	-0-	-0-			-0-

Narrative Disclosure to the Director Compensation Table

Pursuant to our Director Compensation Plan, independent directors (“Outside Directors”) shall receive (a) a $25,000 annual cash retainer, payable in equal quarterly installments, and (b) reimbursement for expenses related to Board meeting attendance and any committee participation. Directors are expected to attend four meetings per year as well as spend an additional 10 – 20 hours per month on company matters. In addition, Outside Directors shall receive 25,000 shares of Common Stock, payable in equal quarterly installments, which shall vest immediately. Directors that are also employees of our company shall not receive additional compensation for serving on the Board. Both the cash retainer and stock awards are prorated for partial quarters of service when a new Director joins the Board.

42

FINANCIAL STATEMENTS

Index to Financial Statements Required by Article 8 of Regulation S-X:

Unaudited Financial Statements:
F-1	Consolidated Balance Sheets as of March 31, 2016 and December 31, 2015;
F-2	Consolidated Statements of Operations for three months ended March 31, 2016 and 2015;
F-3	Consolidated Statements of Cash Flows for three months ended March 31, 2016 and 2015; and
F-4	Consolidated Notes to Financial Statements.

Audited Financial Statements:
F-7	Report of Independent Registered Public Accounting Firm;
F-8	Consolidated Balance Sheets as of December 31, 2015 and 2014;
F-9	Consolidated Statements of Operations for the years ended December 31, 2015 and 2014;
F-10	Consolidated Statement of Stockholders’ Equity as of December 31, 2015;
F-12	Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014; and
F-13	Consolidated Notes to Financial Statements.

43

OPTIMIZERx CORPORATION

 CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

	March 31, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents	$7,548,261	$8,207,565
Accounts receivable	2,340,765	2,847,450
Prepaid expenses	54,555	70,623
Total Current Assets	9,943,581	11,125,638
Property and equipment, net	23,076	10,239
Other Assets
Patent rights, net	817,239	832,884
Web development costs, net	308,812	340,470
Security deposit	5,049	5,049
Total Other Assets	1,131,100	1,178,403
TOTAL ASSETS	$11,097,757	$12,314,280

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable - trade	$195,076	$212,191
Accounts payable - related party	-	570,000
Accrued expenses	8,090	6,983
Revenue share payable	1,502,816	2,355,608
Deferred revenue	845,226	227,002
Total Liabilities	2,551,208	3,371,784
Stockholders' Equity
Common stock, $.001 par value, 500,000,000 shares authorized, 29,043,425 and 29,030,925 shares issued and outstanding, respectively	29,043	29,031
Preferred stock, $.001 par value, 10,000,000 shares authorized, 0 and 65 shares issued and outstanding, respectively	-	-
Stock warrants	2,294,416	2,329,508
Additional paid-in-capital	32,631,226	32,185,499
Stock payable	663,670	1,132,148
Deferred stock compensation	-	(13,800)
Accumulated deficit	(27,071,806)	(26,719,890)
Total Stockholders' Equity	8,546,549	8,942,496
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,097,757	$12,314,280

The accompanying notes are an integral part of these financial statements.

F-1

OPTIMIZERx CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	For the Three Months Ended March 31
	2016	2015

NET REVENUE	$1,759,528	$1,487,553

COST OF SALES	892,793	756,440

GROSS MARGIN	866,735	731,113

OPERATING EXPENSES	1,228,564	842,610

LOSS FROM OPERATIONS	(361,829)	(111,497)

OTHER INCOME (EXPENSE)
Interest income	10,076	296
Interest Expense	(163)	-

TOTAL OTHER INCOME (EXPENSE)	9,913	296

LOSS BEFORE PROVISION FOR INCOME TAXES	(351,916)	(111,201)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(351,916)	$(111,201)

WEIGHTED AVERAGE SHARES OUTSTANDING

BASIC AND DILUTED	29,030,925	22,897,819

NET LOSS PER SHARE

BASIC AND DILUTED	$(0.01)	$(0.00)

The accompanying notes are an integral part of these financial statements.

F-2

OPTIMIZERx CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	For the three months Ended March 31
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(351,916)	$(111,201)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	50,268	79,668
Stock and options issued for services	106,384	79,591
Changes in:
Accounts receivable	506,685	286,840
Prepaid expenses	16,068	(10,206)
Accounts payable	(380,115)	(37,241)
Revenue share payable	(852,792)	(339,459)
Accrued expenses	1,107	5,392
Deferred revenue	618,224	133,308
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(286,087)	86,692

CASH FLOWS FROM INVESTING ACTIVITIES:
Patent rights	(1,295)	(3,042)
Equipment	(14,507)	-
Website site development costs	-	(19,800)
NET CASH USED IN INVESTING ACTIVITIES	(15,802)	(22,842)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of common stock payable	(357,415)	-
NET CASH USED IN FINANCING ACTIVITIES	(357,415)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(659,304)	63,850
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	8,207,565	3,446,973
CASH AND CASH EQUIVALENTS - END OF PERIOD	$7,548,261	$3,510,823

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$163	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

F-3

OPTIMIZERx CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2016

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

We are a technology solution company focused on the health care industry. Our objective is to bring better access to better care by leveraging our proprietary technology to provide on demand savings and clinical messaging within physicians’ and patients’ web based platforms, including Electronic Health Records, e-prescribing platforms, pharmacies and Patient Portals. Initially defined as a marketing and advertising company through its consumer website, OptimizeRx.com, we have matured as a technology solutions provider through our direct to physician solutions, which allows physicians to automatically display and distribute sample vouchers and/or co-pay coupons electronically within the ePrescription platform to pharmacies on behalf of their patients. The OptimizeRx solution is integrated into the ePrescribing or Electronic Medical Records applications, but can also be accessed on their mobile device as well as an application on a prescriber’s desktop.

Our solutions provide health care institutions with an alternative option to the traditional inefficiencies and issues associated with storing and managing physical drug samples and pre-printed coupons and provides better access and affordability to patients to improve affordability, adherence, education and outcomes. In turn, we provide pharmaceutical manufacturers with both direct to consumer and direct to physician channels for more efficiently communicating and promoting their products and savings with a method of transparent return on investment.

The consolidated financial statements for the three month periods ended March 31, 2016 and 2015 have been prepared by us without audit pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. In the opinion of management, all adjustments necessary to present fairly our financial position, results of operations, and cash flows as of March 31, 2016 and 2015, and for the periods then ended, have been made. Those adjustments consist of normal and recurring adjustments. The consolidated balance sheet as of December 31, 2015, has been derived from the audited consolidated balance sheet as of that date.

Certain information and note disclosures normally included in our annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with a reading of the financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed with the U.S. Securities and Exchange Commission.

The results of operations for the three month period ended March 31, 2016, are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made in the prior period’s consolidated financial statements to conform to the current period’s presentation.

NOTE 2 – STOCKHOLDERS EQUITY

As described in greater detail in Note 4, related party transactions, in February 2016, we made a one-time payment of $720,415 to our previous CEO in lieu of issuing shares owed to him from prior years. A portion of this payment, $357,415, was for 295,384 shares of common stock reflected in stock payable at December 31, 2015.

In March 2016, we issued 12,500 shares of common stock to Independent Directors in connection with our Director Compensation plan which calls for issuance of 6,250 shares per quarter to each Independent Director. These shares were valued at $13,125. In January 2015, we issued 12,500 shares of common stock to our Independent Directors in connection with the same compensation plan. Those shares were recorded as stock payable at December 31, 2014. In addition, we recorded an additional 12,500 shares, valued at $16,375 as stock payable at March 31, 2015 for shares to be issued in April 2015.

In February 2015, we entered into a capital markets advisory agreement covering a one year period, which calls for 90,000 shares of common stock to be issued as compensation. These shares were valued at $112,500 and are being amortized to expense over the period of service. Of these shares, 45,000 were issued in March 2015, and the balance were issued in August 2015.

F-4

OPTIMIZERx CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2016

NOTE 3 – SHARE BASED PAYMENTS – OPTIONS

We use the fair value method to account for stock based compensation. We recorded $79,459 and $53,841 in compensation expense in the periods ended March 31, 2016 and 2015, respectively, related to options issued under our stock-based incentive compensation plan. This includes expense related to options issued in prior years for which the requisite service period for those options includes the current year as well as options issued in the current year. The fair value of these instruments was calculated using the Black-Scholes option pricing model. Information related to the assumptions used in this model is set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

NOTE 4 – RELATED PARTY TRANSACTIONS

In February 2016, after hiring a new CEO, we paid our previous CEO $720,415 in lieu of issuing him 595,384 shares of common stock based on the 50 day average price of $1.21 per share. A total of 295,384 of these shares were due as a result of previously granted stock awards in 2014 and 2015, for which shares had not yet been issued. These shares were recorded as stock payable on the balance sheet at December 31, 2015. The remaining 300,000 shares were due in connection with the purchase of a patent from the previous CEO in 2010. These shares were recorded as accounts payable – related party on the balance sheet at December 31, 2015. The difference between the value the shares were initially recorded at in 2010 and the amount they were redeemed at in 2016 was recorded as additional paid in capital.

Also, in April 2016, we and the previous CEO entered into a separation agreement and an 18 month consulting agreement, both of which we recently disclosed in a Form 8-K that we filed with the U.S. Securities and Exchange Commission. The consulting agreement set forth the terms of the previous CEO’s continued relationship with our company. He remained our employee through March 31, 2016 and the consulting agreement began April 1, 2016. Under the terms of the consulting agreement, he will receive a monthly payment of $15,000, with the potential for up to $54,000 in additional bonus payments during the term of the agreement. This agreement also calls for total payments of $12,425 related to insurance benefits. The separation agreement and consulting agreement replace and supersede all previously disclosed payments related to his severance and board fees.

NOTE 5 – CONTINGENCIES

Litigation

The company is currently involved in the following legal proceedings.

In September, 2014, we initiated litigation against Shadron Stastney, our CEO from January to December 2013, in the U.S. District Court in the Eastern District of Michigan as a result of a dispute related to his separation agreement. Mr. Stastney alleged damages related to the non-registration of shares that he was granted as part of his separation agreement signed in September 2013. Under the terms of the contract we are not obligated to register the shares and we deny any obligation to do so. We have requested declarative relief from the court and also requested an injunction from the court preventing Mr. Stastney from continuing to pursue his claims. Mr. Stastney has filed a counterclaim requesting damages of $450,000 related to the non-registration of his shares. The parties are currently in the discovery process and a dispositive motion has been filed by Mr. Stastney. We are in the process of preparing our response to the motion.

F-5

OPTIMIZERx CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2016

NOTE 5 – CONTINGENCIES (continued)

In March, 2015, we initiated litigation against LDM Group, LLC and PDR Network, LLC in the U.S. District Court in the Eastern District of Missouri related to the breach by LDM, and PDR as successor, of the settlement agreement signed February 28, 2014 related to previous litigation with LDM. LDM has failed to live up to its obligations under the settlement agreement including, but not limited to, not allowing us to distribute our eCoupon programs in the LDM network, not allowing us to distribute the LDM patient education programs, and not providing other information required under the settlement agreement. We are seeking enforcement of the settlement agreement and we are seeking damages in an amount at least equal to the amounts paid to date to LDM under the settlement agreement, which is in excess of $1.0 million, as well as damages for lost income and business value as a result of LDM’s breach of the agreement.

In March, 2015, we also initiated litigation against PDR Network, LLC in the U.S. District Court in the District of New Jersey as a result of PDR’s breach of the Master Services Agreement between the parties requiring PDR to exclusively use our eCoupon solution. We assert that PDR’s acquisition of LDM and the use of the LDM network to distribute coupons by PDR violates the agreement between the parties and we are seeking damages in an amount at least equal the amounts paid to date by us to LDM under the settlement agreement, which is in excess of $1.0 million, as well as damages for lost income and business value as a result of PDR’s actions.

In May, 2015, we filed an amended complaint in the Missouri case to consolidate the two cases and withdrew the case against PDR Networks in the U.S. District Court in the District of New Jersey, without prejudice. In July, 2015, the U.S. District Court for the Eastern District of Missouri dismissed the case, citing lack of Federal jurisdiction in the matter. We refiled the consolidated case against PDR Network and LDM group in State court in Missouri. The defendants have filed a motion to dismiss two of the four counts in the consolidated complaint. In January, 2016, the Court dismissed one of our four claims, but allowed the other three to continue forward. The parties are currently in the discovery process.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, we have analyzed our operations subsequent to March 31, 2016 through the date these financial statements were issued and have determined that we do not have any material subsequent events to disclose in these financial statements other than the events described below.

In April 2016, we issued 34,235 shares of common stock in connection with the cashless exercise of an expiring option to purchase 100,000 shares of common stock previously granted to a consultant.

F-6

KLJ & Associates, LLP

5201 Eden Ave.

Suite 300

Edina, MN 55436

Office: 630-277-2330

Fax: 763-592-8238

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

OptimizeRx Corporation

Rochester, MI

To Whom It May Concern:

We have audited the accompanying consolidated balance sheets of OptimizeRx Corporation as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OptimizeRx Corporation as of December 31, 2015 and 2014 and the results of their operations and their cash flows for years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

Sincerely,

/s/ KLJ & Associates, LLP

KLJ & Associates, LLP

Edina, MN

March 15, 2016

F-7

OPTIMIZERx CORPORATION

Consolidated Balance Sheets as of

December 31, 2015 and 2014

	December 31,	December 31,
	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	$8,207,565	$3,446,973
Accounts receivable	2,847,450	2,100,381
Prepaid expenses	70,623	28,093
Total Current Assets	11,125,638	5,575,447
Property and equipment, net	10,239	12,813
Other Assets
Patent rights, net	832,884	930,854
Web development costs, net	340,470	504,643
Security deposit	5,049	5,049
Total Other Assets	1,178,403	1,440,546
TOTAL ASSETS	$12,314,280	$7,028,806
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable - trade	$212,191	$200,372
Accounts payable - related party	570,000	570,000
Accrued expenses	6,983	25,459
Revenue share payable	2,355,608	1,502,761
Deferred revenue	227,002	120,130
Total Liabilities	3,371,784	2,418,722
Stockholders' Equity
Preferred stock, $.001 par value, 10,000,000 shares authorized, no issued and outstanding at December 31, 2015 and 2014,	-0-	-0-
Common stock, $.001 par value, 500,000,000 shares authorized, 29,030,925 and 22,867,319 shares issued and outstanding at December 31, 2015 and 2014, respectively	29,031	22,867
Stock warrants	2,329,508	2,153,295
Additional paid-in-capital	32,185,499	27,595,609
Stock Payable	1,132,148	963,063
Deferred stock compensation	(13,800)	-0-)
Accumulated deficit	(26,719,890)	(26,124,750)
Total Stockholders' Equity	8,942,496	4,610,084
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,314,280	$7,028,806

The accompanying notes are an integral part of these financial statements.

F-8

OPTIMIZERx CORPORATION

Consolidated Statements of Operations for the Years

Ended December 31, 2015 and 2014

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2015	2014

NET REVENUE	$7,220,678	$6,502,962
REVENUE SHARE EXPENSE	3,622,203	3,221,534
GROSS MARGIN	3,598,475	3,281,428
EXPENSES
Operating expenses
Stock-based compensation	581,106	1,172,242
Depreciation and amortization	333,950	264,340
Lawsuit settlement	-0-	400,000
Other operating expenses	3,280,826	2,471,174
Total Operating expenses	4,195,882	4,307,756
LOSS FROM OPERATIONS	(597,407)	(1,026,328)
OTHER INCOME
Interest income	2,267	935
Interest expense	-0-	-0-
TOTAL OTHER INCOME	2,267	935
LOSS BEFORE PROVISION FOR INCOME TAXES	(595,140)	(1,025,393)
PROVISION FOR INCOME TAXES	-0-	-0-
NET LOSS	$(595,140)	$(1,025,393)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING: BASIC	24,562,438	22,382,415
NET LOSS PER SHARE: BASIC (no separate per share amount shown for diluted because loss is antidilutive)	$(0.02)	$(0.04)

The accompanying notes are an integral part of these financial statements.

F-9

OPTIMIZERx CORPORATION

Consolidated Statement of Stockholders’ Equity for the Year

Ended December 31, 2014

	Preferred Stock	Preferred Stock	Common Stock	Common Stock	Stock	Additional Paid-in	Stock	Deferred Stock	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Warrants	Capital	Payable	Compensation	Deficit	Equity
Balance, December 31, 2013	65	$-0-	14,817,496	$14,817	$18,148,049	$8,875,155	$-0-	$(270,462)	$(25,099,357)	$1,668,202
Issuance of stock options:
to employees						272,804				272,804
to consultants						16,935		(16,935)		-0-
Issuance of common stock:
for services			167,065	167		26,812	14,688			41,667
for cash			8,333,333	8,333		8,408,699	378,000			8,795,032
for warrant exercise			445,765	446	(694,133)	693,687				-0-
Issue warrants for equity raise					1,110,211	(1,110,211)				-0-
Issue stock rights to officers							570,375			570,375
Reclassify expired and redeemed warrants					(16,410,832)	16,410,832				-0-
Expense consulting services								287,397		287,397
Redeem shares for cash	(65)	-0-	(896,340)	(896)		(5,999,104)				(6,000,000)
Net loss for the year									(1,025,393)	(1,025,393)
Balance, December 31, 2014	-0-	$-0-	22,867,319	$22,867	$2,153,295	$27,595,609	$963,063	$-0-	$(26,124,750)	$4,610,084

The accompanying notes are an integral part of these financial statements.

F-10

OPTIMIZERx CORPORATION

Consolidated Statement of Stockholders’ Equity for the Year

Ended December 31, 2015

	Preferred Stock	Preferred Stock	Common Stock	Common Stock	Stock	Additional Paid-in	Stock	Deferred Stock	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Warrants	Capital	Payable	Compensation	Deficit	Equity
Balance, December 31, 2014	-0-	$-0-	22,867,319	$22,867	$2,153,295	$27,595,609	$963,083	$-0-	$(26,124,750)	$4,610,084
Issuance of stock options to employees						253,358				253,358
Issuance of common stock:
for services			152,500	153		172,310	(14,688)	(97,650)		60,125
for cash			6,011,106	6,011	176,213	4,164,222				4,346,446
Issue stock rights to officers							183,773			183,773
Expense consulting services								83,850		83,850
Net loss for the year									(595,140)	(595,140)
Balance, December 31, 2015	-0-	$-0-	29,030,925	$29,031	$2,329,508	$32,185,499	$1,132,168	$(13,800)	$(26,719,890)	$8,942,496

The accompanying notes are an integral part of these financial statements.

F-11

OPTIMIZERx CORPORATION

Consolidated Statements of Cash Flows for the Years

Ended December 31, 2015 and 2014

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(595,140)	$(1,025,393)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	333,950	264,340
Loss on disposal of assets	31,731	3,295
Stock options issued for services	253,358	272,804
Stock-based compensation	327,748	899,438
Changes in:
Accounts receivable	(747,069)	(588,672)
Prepaid expenses	(42,530)	(16,322)
Accounts payable	11,819	11,633
Revenue share payable	852,847	215,210
Accrued expenses	(18,476)	13,459
Deferred revenue	106,872	(106,142)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	515,110	(56,350)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,046)	(6,984)
Patent rights	(1,519)	(110,551)
Web development costs	(97,399)	(292,417)
NET CASH USED IN INVESTING ACTIVITIES	(100,964)	(409,952)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	4,346,446	8,795,032
Redemption of common and preferred stock	-0-	(6,000,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,346,446	2,795,032
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,760,592	2,328,730
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	3,446,973	1,118,243
CASH AND CASH EQUIVALENTS - END OF PERIOD	$8,207,565	$3,446,973
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-0-	$-0-
Cash paid for income taxes	$-0-	$-0-
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for future services	$-0-	$-0-

The accompanying notes are an integral part of these financial statements.

F-12

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 – NATURE OF BUSINESS

OptimizeRx Corporation is a technology solutions company targeting the healthcare industry. Our objective is to bring better access to better healthcare through connecting patients, physicians and pharmaceutical manufacturers through technology. Originally defined as a marketing and advertising company through our consumer website, we have matured into a technology solutions provider with our direct to physician solution, SampleMD. SampleMD allows physicians to search, print and send available sample trial vouchers and/or co-pay coupons on behalf of their patients. The SampleMD solution is integrated into the physician’s ePrescribing or Electronic Health Record applications, but can also be a stand-alone desktop application. OptimizeRx solutions provide pharmaceutical manufacturers a direct to physician channel for communicating and promoting their products. It allows healthcare providers a means to provide sampling and coupons without having to physically store samples on site, and it provides better access and affordability to patients.

The company was originally formed as Optimizer Systems, LLC in the State of Michigan on January 31, 2006. It converted its form to a corporation on October 22, 2007 and changed its name to OptimizeRx Corporation. On April 14, 2008, RFID, Ltd., a Colorado corporation, consummated a reverse merger by entering into a share exchange agreement with the stockholders of OptimizeRx Corporation, pursuant to which the stockholders of OptimizeRx Corporation exchanged all of the issued and outstanding capital stock of OptimizeRx Corporation for 1,256,958 shares of common stock of RFID, Ltd., representing 100% of the outstanding capital stock of RFID, Ltd. As of April 30, 2008, RFID’s officers and directors resigned their positions and RFID changed its business to OptimizeRx’s business. On April 15, 2008, RFID, Ltd.’s corporate name was changed to OptimizeRx Corporation. On September 4, 2008, a migratory merger was completed, thereby changing the state of incorporation from Colorado to Nevada, resulting in the current corporate structure, in which OptimizeRx Corporation, a Nevada corporation, is the parent corporation, and OptimizeRx Corporation, a Michigan corporation, is its wholly-owned subsidiary (together, "OptimizeRx" and "the Company").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America (“GAAP” accounting). The Company has adopted a December 31 fiscal year-end.

Principles of Consolidation

The financial statements reflect the consolidated results of OptimizeRx Corporation (a Nevada corporation) and its wholly owned subsidiary, OptimizeRx Corporation (a Michigan corporation). All material inter-company transactions have been eliminated in the consolidation.

Cash and Cash Equivalents

For purposes of the accompanying financial statements, the Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

F-13

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The fair value of cash, accounts receivable, prepaid expenses, accounts payable, accounts payable – related party, accrued expenses and deferred revenue approximates the carrying amount of these financial instruments due to their short-term nature.

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

In addition to defining fair value, the disclosure requirements around fair value establish a fair value hierarchy for valuation inputs, which is expanded. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 – inputs are based upon significant observable inputs other than quoted prices included in Level 1, such as quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. The Company’s stock options and warrants are valued using level 3 inputs.

The carrying value of the Company’s financial assets and liabilities, which consist of cash, accounts receivable, prepaid expenses, patent rights, web development costs, accounts payable, accounts payable – related party, accrued expenses and deferred revenue, are valued using level 1 inputs. The Company believes that the recorded values approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported at realizable value, net of allowances for doubtful accounts, which is estimated and recorded in the period the related revenue is recorded. The Company has a standardized approach to estimate and review the collectability of its receivables based on a number of factors, including the period they have been outstanding. Historical collection and payer reimbursement experience is an integral part of the estimation process related to allowances for doubtful accounts. In addition, the Company regularly assesses the state of its billing operations in order to identify issues, which may impact the collectability of these receivables or reserve estimates. Because the Company’s customers are primarily large well-capitalized companies, historically there has been very little bad debt expense. Bad debt expense was $0 for each of the years ended December 31, 2015 and 2014. The allowance for doubtful accounts was $0 as of both December 31, 2015 and 2014.

F-14

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Capital assets are being depreciated over their estimated useful lives of three to seven years using the straight-line method of depreciation for book purposes.

Revenue Recognition and Revenue Share Expense

Revenue is recognized when it is earned. Revenues are primarily generated from our content delivery activities in which we deliver eCoupons and eVouchers through a distribution network of ePrescribers and Electronic Health Record technology providers (channel partners), or from reselling services that complement our business for other of our partners.

We recognize setup fees that are required for integrating client offerings and campaigns into our rule-based content delivery system and network upon completion of the setup when the client’s campaign is ready to launch within our system. As the eCoupons and or eVouchers are distributed through our platform and network of channel partners (a transaction), these transactions are recorded and revenue is recognized at the time of distribution. Revenue for transactions can be realized based on a price per distribution, a price per redemption, or as a flat fee over a period of time, depending on the client contract. Additionally, the Company also recognizes revenue for providing program performance reporting and maintenance, either by the Company directly delivering reports or by providing access to its online reporting portal that the client can utilize. These fees are charged monthly and recognized as recurring monthly revenue.

In some instances, we also resell products and or services that are available through our channel partners, and that are complementary to our core business and client base. In these instances, net revenue is recognized based on the commission based revenue split that the Company receives.

Based on the volume of transactions that are delivered through our channel partner network, we provide a revenue share to compensate the partner for their promotion of the campaign. Revenue shares are a negotiated percentage of the transaction fees and can also be specific to special considerations and campaigns. In addition, we pay revenue share to PDR/LDM as a result of a 2014 legal settlement in an amount equal to the greater of 10% of eCoupon distribution revenues generated or $0.37 per eCoupon distributed. The contractual amount due to our channel partners is recorded as an expense at the time the eCoupon is distributed.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions have been made in determining the carrying value of assets, depreciable and amortizable lives of tangible and intangible assets, the carrying value of liabilities, the amount of revenue to be billed, and the timing of revenue recognition and related revenue share expenses. Actual results could differ from these estimates.

Concentration of Credit Risks

The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts; however, amounts in excess of the federally insured limit may be at risk if the bank experiences financial difficulties.

F-15

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development

The Company expenses research and development expenses as incurred. Our research efforts are focused on understanding the market dynamics that have the potential to affect the business and increase revenue in both the short and long term. Our primary goal is to increase revenue by helping patients better afford and access the medicines their doctors prescribe, as well as other healthcare products and services they need. Based on this, the Company continually seeks ways to improve its technology to enhance user experiences, and to develop new services and solutions for its customers.

Share-based Payments

The Company uses the fair value method to account for stock-based compensation. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital over the period during which services are rendered. The fair value of each award is estimated on the date of each grant. For restricted stock, the fair market value is based on the market value of the stock granted on the date of the grant. For options, it is estimated using the Black=Scholes option pricing model that uses the assumptions noted in the following table. Estimated volatilities are based on the historical volatility of the Company’s stock over the same period as the expected term of the options. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company uses historical data to estimate option exercise behavior and to determine this term. The risk free rate used is based on the U.S. Treasury yield curve in effect at the time of the grant using a time period equal to the expected option term. The Company has never paid dividends and does not expect to pay any dividends in the future.

	2015	2014

Expected dividend yield	0%	0%
Risk free interest rate	0.24% - 0.93%	0.90% - 1.44%
Expected option term	2.5 - 3.5 years	3.5 years
Turnover/forfeiture rate	0%	0%
Expected volatility	67% - 85%	117% - 138%

The Black-Scholes option valuation model and other existing models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. These option valuation models require the input of, and are highly sensitive to, subjective assumptions including the expected stock price volatility. OptimizerRx’s stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions could materially affect the fair value estimate.

Loss Per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents, which would arise from the exercise of warrants outstanding using the treasury stock method and the average market price per share during the year. Options, warrants and convertible preferred stock have not been included in the diluted earnings per share calculation for either year since their effect is anti-dilutive in all years presented.

F-16

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Recently Issued Accounting Guidance

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

NOTE 3 – PREPAID EXPENSES

Prepaid expenses consisted of the following as of December 31, 2015 and 2014:

	2015	2014
Insurance	$30,623	$18,093
Rent	-0-	-0-
Legal	40,000	10,000
Total prepaid expenses	$70,623	$28,093

NOTE 4 – PROPERTY AND EQUIPMENT

The Company owned equipment recorded at cost which consisted of the following as of December 31, 2015 and 2014:

	2015	2014
Computer equipment	$21,565	$19,519
Furniture and fixtures	11,088	11,088
Subtotal	32,653	30,607
Accumulated depreciation	(22,414)	(17,794)
Property and equipment, net	$10,239	$12,813

Depreciation expense was $4,620 and $5,933 for the years ended December 31, 2015 and 2014, respectively.

F-17

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 5 – WEB-BASED TECHNOLOGY

The Company has capitalized costs in developing its web-based technology, which consisted of the following as of December 31, 2015 and 2014:

	2015	2014
OptimizeRx web-based technology	$154,133	$154,133
SampleMD web-based technology	602,517	602,517
SampleMD 2.0 web-based technology	537,877	440,477
Subtotal, web-based technology	1,294,527	1,197,127
Accumulated amortization	(954,057)	(692,484)
Web-based technology, net	$340,470	$504,643

Amortization is recorded using the straight-line method over a period of up to five years. During 2014, the Company launched its SampleMD 2.0 web-based technology. All remaining carrying value at December 31, 2015 relates to the SampleMD 2.0 web-based technology. Amortization expense for the web-based technology costs was $261,572 and $192,760 for the years ended December 31, 2015 and 2014, respectively.

NOTE 6 – PATENT AND TRADEMARKS

On April 26, 2010, the Company acquired the technical contributions and assignment of all exclusive rights to and for a key patent from an officer and shareholder in exchange for 300,000 shares of common stock to be granted at the discretion of the seller and 200,000 stock options, which expired in April 2015, that were valued at $360,000. The shares were valued on the grant date at $570,000 and have been recorded as a payable to the related party.

The Company has capitalized costs in purchasing and defending its patent, which consisted of the following as of December 31, 2015 and 2014:

	2015	2014
Patent rights and intangible assets	$930,000	$930,000
Patent defense costs	172,457	170,937
New patents and trademarks	58,469	90,202
Accumulated amortization	(328,042)	(260,285)
Patent rights and intangible assets, net	$832,884	$930,854

The Company began amortizing the patent, using the straight-line method over the estimated useful life of 17 years, once it was put into service in July 2010. In 2013, the Company began incurring costs related to defense of the patent. These costs have been capitalized and will be amortized using the straight-line method over the remaining useful life of the original patent. Amortization expense was $67,758 and $65,647 for the years ended December 31, 2015 and 2014, respectively.

F-18

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 7 – DEFERRED REVENUE

The Company has several signed contracts with customers for the distribution of coupons, or other services, which include payment in advance. The payments are not recorded as revenue until the revenue is earned under its revenue recognition policy discussed in Note 2. Deferred revenue was $227,002 and $120,130 as of December 31, 2015 and 2014, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company acquired the technical contributions and assignment of all exclusive rights to and for the SampleMD patent in process at the time from an officer and shareholder in exchange for 300,000 shares of common stock to be granted at the discretion of the seller and 200,000 stock options, which expired in April 2015, that were valued at $360,000. The shares were valued on the grant date at $570,000 and have been recorded as a payable to the related party.

During the year ended December 31, 2015, WPP made a strategic investment in the Company and is a shareholder that owns approximately 20% of the shares of the Company. During 2015, we had billings of $420,503 to agencies that are part of the WPP group and recognized revenue of $178,855 related to those billings. As of December 31, 2015, we have receivables included in trade receivables on the balance sheet of $381,125 from WPP agencies and amounts due to WPP agencies included in revenue share payable of $37,803 as of December 31, 2015.

NOTE 9 – COMMON STOCK

The Company has 500,000,000 shares of common stock, $.001 par value per share, authorized as of December 31, 2015. There were 29,030,925 and 22,867,319 shares of common stock issued and outstanding at December 31, 2015 and 2014, respectively.

In September, 2015, we entered into a securities purchase agreement pursuant to which we sold 6,011,106 shares of our common stock for $0.7875 per share, or gross proceeds of $4,733,746. The shares were issue to a subsidiary of WPP, the world’s largest marketing services company, as part of a strategic investment by WPP. Placement agents in the offering received commissions and expenses of $387,300, or approximately 8.2% of the gross proceeds. The net proceeds received were $4,346,446. Placement agents also received warrants to purchase up to 240,444 shares of our common stock with an exercise price of $0.7875 per share and a term of 5 years. The warrants were valued at $176,213 and have been recorded as equity issuance costs.

In 2014, the Company adopted a Director Compensation plan covering its independent non-employee Directors. A total of 50,000 shares, valued at $60,125, were granted and issued in 2015 in connection with this compensation plan. A total of 19,565 shares were granted in 2014 with a total value of $23,166. A total of 7,065 of these shares were issued in 2014 and the remaining 12,500 shares were included in stock payable at December 31, 2014 and issued in January 2015.

In February, 2015, we entered into a capital markets advisory agreement covering a one-year period, which called for 90,000 shares of common stock to be issued as compensation. These shares were valued at $112,500 and were amortized to expense over the period of service. 45,000 of these shares were issued in March 2015. The agreement was terminated in July 2015, effective in August, and the remaining 45,000 shares were not issued. The total expense recognized was $56,250.

In June, 2015, we agreed to grant 197,605 fully vested shares of our common stock to two executive officers as bonuses. These shares have not been issued, but are recorded as stock payable and can be requested by the officers at any time.

F-19

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 9 – COMMON STOCK (CONTINUED)

In September, 2015 we entered into a new capital markets advisory agreement covering a one-year period, which called for 90,000 shares of common stock to be issued as compensation. The first 45,000 shares were issued in September 2015 and valued at $41,400. These shares are being amortized over a six-month period. The agreement was cancelled in February 2016 and the remaining 45,000 shares will not be issued.

In March 2014, the Company entered into a securities purchase agreement, pursuant to which the Company sold 8,333,333 shares of the Company’s common stock for $1.20 per share, or gross proceeds of $10,000,000.

Placement agents in the offering received commissions equal to approximately 9.7% of gross proceeds, for an aggregate commission of approximately $970,000, including reimbursements for their reasonable out of pocket expenses. Placement agents also received warrants to purchase up to 804,139 shares of the Company's common stock with an exercise price of $1.20 per share and a term of 5 years. The warrants were valued at $1,110,211, have been recorded as equity issuance costs, and were registered on a registration statement dated May 28, 2014. In addition to the warrants to placement agents, the Company also paid cash bonuses of $240,000 to three executive officers, agreed to issue 200,000 shares to three executive officers, and issued 150,000 shares to a consultant, in connection with the equity raise. The stock was valued based on the fair market value on the grant date, which was $630,000 in total. These amounts have been recorded as equity issuance costs, resulting in total equity issuance costs of $2.95 million. The 200,000 shares for the three executive officers have not been issued, but are recorded as stock payable and can be requested by the respective officers at any time.

The Company used the net proceeds of the 2014 offering to exercise the securities redemption option agreement, as amended, with Vicis Capital Master Fund that provided the Company with an option to purchase all of the outstanding shares and derivative securities held by Vicis for total payment of $6,000,000. The shares and derivative securities included the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Common Stock, and warrants to purchase shares of common stock held by Vicis in the Company. The balance of the net proceeds was used for working capital purposes.

In January 2014, an officer exercised 500,000 stock warrants using the cashless exercise feature included in the warrants. In exchange for the 500,000 warrants, 410,348 shares of common stock were issued. In October 2014, a consultant exercised 50,000 stock warrants using the cashless exercise feature included in the warrants. In exchange for the 50,000 warrants, 35,417 shares of common stock were issued.

In February 2014, the Company agreed to grant 337,500 shares of common stock, half of which vested immediately and half of which vested in August 2014, to two executive officers as bonuses based on their efforts to recapitalize the Company to secure approximately $3 million in working capital while reducing potential fully diluted shares by approximately 7 million shares. Stock-based compensation related to these bonuses was $570,375 during the year ended December 31, 2014. These shares have not yet been issued and are recorded as stock payable, but can be requested by the officers at any time.

On June 1, 2013, the Company entered into a consulting agreement with North Coast Advisors, Inc. for various services. The Company agreed to issue 20,000 shares of common stock as of the date of the contract. The Company also agreed to issue an additional 20,000 shares every six months in alignment with the agreement renewal up to the two years of the agreement. The first 20,000 shares were valued at the Company’s common stock closing price as of the date of the contract, which was $1.945/share; and the second 20,000 shares were valued at the Company’s common stock closing price of $1.50/share on the date of issuance, and have been expensed. An additional 10,000 shares were issued in 2014 before the agreement was terminated by the Company. The 2014 shares were valued at $1.85, the closing price of the Company’s common stock on the date of issuance.

F-20

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 9 – COMMON STOCK (CONTINUED)

On June 10, 2013, the Company entered into a capital markets advisory agreement with Taglich Brothers, Inc. for various services. The agreement covered a one-year period and the Company agreed to issue 44,000 shares of common stock to Taglich over the term of the agreement. The shares were valued at $1.66, the closing price of the stock on the date of the agreement and were written off over the term of the agreement. The shares were issued in June 2014 upon expiration of the contract.

On September 20, 2013, the Company entered into a separation agreement that included post-employment consulting services with a former CEO of the Company. The Company agreed to issue 500,000 shares of common stock, 250,000 shares immediately and 250,000 by January 1, 2014. The shares were issued and the Company recognized the entire issuance in the December 31, 2013 shares outstanding. The shares were valued at $505,000 and $174,808 of that amount remained as deferred stock compensation as of December 31, 2013, but was fully amortized to expense in 2014.

NOTE 10 – PREFERRED STOCK

Series A Preferred

During the year ended December 31, 2008, 35 preferred shares were issued for $3,500,000. Issuance costs totaled $515,000 resulting in net proceeds of $2,985,000. The 35 shares were convertible into 3,500,000 shares of common stock and bore a 10% cumulative dividend. In addition, there was a warrant issued to purchase 6,000,000 shares of common stock at an exercise price of $2 for a period of seven years.

The holders of the preferred stock were entitled to semi-annual dividends payable on the stated value of the Series A preferred stock at a rate of 10% per annum, which was cumulative, and accrued daily from the issuance date. The dividends may be paid in cash or shares of the Company's common stock at management’s discretion. If after the conversion eligibility date, the market price for the common stock for any ten consecutive trading days in which the stock trades for over $2 per share and trading exceeds 100,000 shares per day, the preferred shareholders can be required to convert their shares to common stock. Each share of Series A preferred stock was convertible at the option of the holder into that number of shares of common stock of the Company at the stated value of such share at a $1 conversion price.

The holder could cause this conversion at the time the shares were eligible for resale by the holder. The conversion price was subject to adjustment as hereinafter provided, at any time, or from time to time upon the terms and in the manner hereinafter set forth in the shareholder agreement. There was no conversion expiration date, however, the holder must provide 30 days notice for the registration of the conversion.

On May 12, 2010, the Company’s Board declared and issued 236,598 common shares as payment for all cumulative and current semi-annual dividends. On November 16, 2010, the Company’s Board declared and issued 173,922 common shares for its semi-annual dividend payment. On March 25, 2011, the Company’s Board declared and issued 176,768 common shares for its semi-annual dividend payment. On September 21, 2011, the Company's Board declared and issued 156,306 common shares for its semi-annual dividend payment. The Company had undeclared dividends that were due in February and September 2012 totaling $350,000 and undeclared dividends of $350,000 that were due in February and September 2013 for a total undeclared amount of $700,000 as of December 31, 2013.

As described in greater detail in Note 9, all of the Series A Preferred shares were redeemed in 2014.

F-21

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 10 – PREFERRED STOCK (CONTINUED)

Series B Preferred

During the year ended December 31, 2010, 15 preferred shares were issued for $1,500,000. The 15 shares were convertible into 1,000,000 shares of common stock and bore a 10% cumulative dividend. In addition, there was a warrant issued to purchase 3,000,000 shares of common stock at an exercise price of $3 for a period of seven years.

The preferred stock was issued for $1,500,000 less associated issuance costs of $350,000 for net proceeds of $1,150,000. Additionally, 3,000,000 common stock warrants were issued with the preferred stock. Based on the fair values of the preferred stock and common stock warrants on the issue date, $341,100 was allocated to preferred stock and $1,158,900 was allocated to the common stock warrants. Equity issuance costs of $350,000 were allocated to the preferred stock.

During the quarter ended September 30, 2011, 15 preferred shares were issued to an investor for $1,500,000. The 15 shares were convertible into 1,000,000 shares of common stock and bore a 10% cumulative dividend. In addition, there was a warrant issued to purchase 1,000,000 shares of common stock at an exercise price of $3 for a period of seven years. Based on the fair values of the preferred stock and common stock warrants on the issue date, $855,460 was allocated to preferred stock and $644,540 was allocated to the common stock warrants. See Note 12.

The holders of the preferred stock were entitled to semi-annual dividends payable on the stated value of the Series B preferred stock at a rate of 10% per annum, which was cumulative, and accrued daily from the issuance date. The dividends may be paid in cash or shares of the Company's common stock at management’s discretion. If after the conversion eligibility date, the market price for the common stock for any ten consecutive trading days in which the stock trades for over $2 per share and trading exceeds 100,000 shares per day, the preferred shareholders can be required to convert their shares to common stock. Each share of Series B preferred stock was convertible at the option of the holder into that number of shares of common stock of the Company at the stated value of such share at a $1.50 conversion price.

The holder could cause this conversion at the time the shares were eligible for resale by the holder. The conversion price was subject to adjustment as hereinafter provided, at any time, or from time to time upon the terms and in the manner hereinafter set forth in the shareholder agreement.

On March 25, 2011, the Company’s Board declared and issued 75,758 common shares for its semi-annual dividend payment. On September 21, 2011, the Company's Board declared and issued 66,988 common shares for its semi-annual dividend payment. The Company had undeclared dividends that were due in February and September 2012 totaling $150,000 and undeclared dividends of $150,000 that were due in February and September 2013 for a total undeclared amount of $300,000 as of December 31, 2013.

As described in greater detail in Note 9, all of the Series B Preferred shares were redeemed in 2014.

F-22

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 11 – STOCK OPTIONS

The Company sponsors a stock-based incentive compensation plan known as the 2013 Equity Compensation Plan (the “Plan”), which was established by the Board of Directors of the Company in June 2013. A total of 1,500,000 shares were initially reserved for issuance under the Plan, of which 1,085,000 options have been granted and remain outstanding and 735,105 shares have been granted, but not issued. Of the shares granted but not issued, the Company has committed to retire 295,384 of those shares for cash. The Company has no remaining shares available to grant under the Plan, but intends to amend the Plan to increase the number of shares authorized.

The Plan allows the Company to grant incentive stock options, non-qualified stock options, stock appreciation right, or restricted stock. The incentive stock options are exercisable for up to ten years, at an option price per share not less than the fair market value on the date the option is granted. The incentive stock options are limited to persons who are regular full-time employees of the Company at the date of the grant of the option. Non-qualified options may be granted to any person, including, but not limited to, employees, independent agents, consultants and attorneys, who the Company’s Board or Compensation Committee believes have contributed, or will contribute, to the success of the Company. Non-qualified options may be issued at option prices of less than fair market value on the date of grant and are exercisable for up to ten years from date of grant. The option vesting schedule for options granted is determined by the Compensation Committee of the Board of Directors at the time of the grant. The Plan provides for accelerated vesting of unvested options if there is a change in control, as defined in the Plan.

Prior to establishment of the Plan, the Board granted options under terms similar to those described in the preceding paragraphs.

The compensation cost that has been charged against income related to options for the years ended December 31, 2015 and 2014, was $253,358 and $272,804, respectively. No income tax benefit was recognized in the income statement and no compensation was capitalized in any of the years presented.

The Company had the following option activity during the years ended December 31, 2015 and 2014:

	Number of Options	Weighted average exercise price
Outstanding, January 1, 2014	1,180,000	$.97
Granted - 2014	387,500	1.73
Exercised - 2014	0	0
Expired – 2014	(260,000)	(0.39)
Balance, December 31, 2014	1,307,500	1.31
Granted – 2015	550,000	1.25
Exercised – 2015	0	0
Expired – 2015	(242,500)	(1.68)
Balance, December 31, 2015	1,615,000	$1.09

F-23

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 12 –WARRANTS

The Company has issued warrants, primarily in connection with capital raising activities. As discussed in Note 9, in 2015, we issued 240,444 warrants, with an exercise price of $0.7875 per share in connection with the strategic investment by WPP. As also discussed in Note 9, in 2014 we issued 804,139 warrants, with an exercise price of $1.20 per share, in connection with a $10 million equity raise, the proceeds of which were used to retire common stock, preferred, stock, and previously existing warrants.

The Company had the following warrants outstanding as of December 31, 2015:

Number of Warrants	Exercise Price	Expiration Date

1,000,000	$2.25	10/5/2017
50,000	$0.89	2/17/2016
804,139	$1.20	3/17/2019
240,444	$0.7875	9/24/2020

The Company had the following warrant activity during the years ended December 31, 2015 and 2014:

	Number of Warrants	Weighted average exercise price
Outstanding, January 1, 2014	11,750,000	$2.27
Granted	804,139	1.20
Exercised	(550,000	(0.35
Cancelled	(10,000,000	(2.40
Expired	(150,000)	(1.45)
Balance, December 31, 2014	1,854,139	1.69
Granted	240,444	0.7875
Balance, December 31, 2015	2,094,583	$1.65

NOTE 13 – OPERATING LEASES

The Company signed the lease for its current office space located in Rochester Michigan on December 1, 2011 at an approximate rent of $5,000 per month. The initial lease term was for three years with an option to renew for an additional two years at approximately $5,200 per month. The lease was renewed and now expires on November 30, 2016.

Minimum annual rent payments are as follows for the remainder term of the lease:

Year ended December 31, 2016	57,217
Total lease commitment	$57,217

F-24

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 14 – MAJOR CUSTOMERS

The Company had the following major customers that individually accounted for 10% or more of revenue in any one of the years presented

	2015	Percentage	2014	Percentage
Eli Lilly and Company	$1,409,720	20%	$1,270,064	20%
Alcon Laboratories, Inc.	958,653	13%	797,972	12%
Astellas Pharma US, Inc.	341,555	5%	772,320	12%
Daiichi Sanyko, Inc.	541,201	7%	644,702	10%
Pfizer	521,317	7%	628,741	10%
All other customers	3,448,232	48%	2,389,163	36%

Total	$7,220,678	100%	$6,502,962	100%

NOTE 15 – INCOME TAXES

As of December 31, 2015, the Company had net operating loss carry forwards of approximately $9.1 million that expire from 2027 through 2035 that are available to offset future taxable income. The Company was formed in 2006 as a limited liability company and changed to a corporation in 2007. Activity prior to incorporation is not reflected in the Company’s corporate tax returns. In the future, the cumulative net operating loss carry-forward for income tax purposes may differ from the cumulative financial statement loss due to timing differences between book and tax reporting.

The provision for Federal income tax consists of the following for the years ended December 31, 2015 and 2014:

	2015	2014
Federal income tax benefit attributable to:
Current operations	$202,000	$349,000
Permanent and Timing Differences (net)	(218,000)	(160,000)
Valuation allowance	16,000	(189,000)
Net provision for federal income tax	$0	$0

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows as of December 31, 2015 and 2014:

	2015	2014
Deferred tax asset attributable to:
Net operating loss carryover	$3,110,000	$3,126,000
Valuation allowance	(3,110,000)	(3,126,000)
Net deferred tax asset	$0	$0

Under certain circumstances issuance of common shares can result in an ownership change under Internal Revenue Code Section 382 which limits the Company’s ability to utilize carry forwards from prior to the ownership change. Any such ownership change resulting from stock issuances and redemptions could limit the Company’s ability to utilize any net operating loss carry forwards or credits generated before this change in ownership. These limitations can limit both the timing of usage of these laws, as well as the loss of the ability to use these net operating losses. It is likely that the fundraising activities of 2014 and 2015 have resulted in such an ownership change.

F-25

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 16 – COMMITMENTS AND CONTINGENT LIABILITIES

Legal

The Company is currently involved in the following legal proceedings.

In September, 2014, we initiated litigation against Shadron Stastney, our previous CEO, in the U.S. District Court in the Eastern District of Michigan as a result of a dispute related to his separation agreement. Mr. Stastney alleged damages related to the non-registration of shares that he was granted as part of his separation agreement signed in September 2013. Under the terms of the contract we are not obligated to register the shares and we deny any obligation to do so. We have requested declarative relief from the court and also requested an injunction to prevent Mr. Stastney from continuing to pursue his claims. Mr. Stastney has filed a counterclaim requesting damages in the amount of at least $450,000 related to the nonregistration of his shares. The parties are currently in the discovery process and a dispositive motion has been filed by Mr. Stastney. We are in the process of preparing our response to the motion.

In March, 2015, we initiated litigation against LDM Group, LLC and PDR Network, LLC in the U.S. District Court in the Eastern District of Missouri related to the breach by LDM, and PDR as successor, of the settlement agreement signed February 28, 2014 to resolve previous litigation with LDM. LDM breached its obligations under the settlement agreement including, but not limited to, not allowing us to distribute our eCoupon programs in the LDM network, not allowing us to distribute the LDM patient education programs, and not providing other information required under the settlement agreement. We are seeking enforcement of the settlement agreement and damages in an amount at least equal to the amounts paid to date to LDM under the settlement agreement, which is in excess of $1.0 million, as well as damages for lost income and business value as a result of LDM’s breach of the agreement.

In March, 2015, we also initiated litigation against PDR Network, LLC in the U.S. District Court in the District of New Jersey as a result of PDR’s breach of the Master Services Agreement between the parties requiring PDR to exclusively use our eCoupon solution. We assert that PDR’s acquisition of LDM and the use of the LDM network to distribute coupons by PDR violates the agreement between the parties. We are seeking damages in an amount at least equal the amounts paid to date by us to LDM under the settlement agreement, which is in excess of $1.0 million, as well as damages for lost income and business value as a result of PDR’s actions.

In May, 2015, we filed an amended complaint in the Missouri case to consolidate the two cases and withdrew the case against PDR Networks in the U.S. District Court in the District of New Jersey, without prejudice. In July, 2015, the U.S. District Court for the Eastern District of Missouri dismissed the case, citing lack of Federal jurisdiction in the matter. We refiled the consolidated case against PDR Network and LDM group in State court in Missouri. The defendants filed a motion to dismissal of our claims except those for breach of contract. In January, the Court dismissed two of six claims asserted against LDM and PDR but allowed the remainder of our claims to continue forward. The parties are currently engaged in in the discovery process.

Revenue-share contracts

The Company has contacts with various Electronic Health Records systems and ePrescribe platforms, whereby we agree to share a portion of the revenue we generate for eCoupons distributed through their networks. These contracts grant audit rights related to the payments to our partners, and in some cases would require us to pay for the audit if the audit determined there was an underpayment and the underpayment meets certain thresholds, such as 10%.

F-26

OPTIMIZERx CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 16 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Separation benefits

In February 2016, the Company hired a new CEO. The previous CEO will terminate as an employee effective March 31, 2016, but remain non-executive chairman of the Board. In connection with his separation from service, he will receive severance pay of 24 months, totaling approximately $405,000 and the Company will redeem 595,384 unissued common shares owing to him for an additional payment of $720,415. This includes the 300,000 shares described in Note 8, related party transactions, and 295,384 shares currently reflected in stock payable on the balance sheet.

Allscripts Agreement

In 2015, we signed an amendment to our Allscripts agreement whereby we became its exclusive eCoupon supplier and Allscripts agreed to integrate our eCoupon functionality into its Touchworks platform. Under the terms of this agreement, we agreed to pay $900,000 in two installments. The first installment of $250,000 was due and paid in November 2015. The second installment of $650,000 is due when the e-Coupon functionality is launched on a widespread basis in the Touchworks platform, which is currently expected to be in early 2017. If e-Coupon functionality is not launched by February, 2018, the initial payment of $250,000 will be refunded.

NOTE 17 – RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan which was adopted in December, 2015, effective in January 2016. Under the terms of the plan, the Company matches 100% of the first 3% of payroll contributed by the employee and 50% of the next 2% of payroll contributed by the employee to a maximum of 4% of an employee’s payroll. There was no expense under this plan in either 2014 or 2015, as the plan became effective in 2016.

NOTE 18 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2015 through the date these financial statements were issued and has determined that it does not have any material subsequent events to disclose in these financial statements other than the events described below.

In February 2016, we made the payment of $720,415 described in more detail in Note 16 to redeem shares of stock due to our former CEO.

F-27

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. These filings contain important information which does not appear in this prospectus. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s website found at http://www.sec.gov.

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement for the securities on Form S-1 under the Securities Act. This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You may also access the registration statement electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC’s website located at http://www.sec.gov.

44

Until September 15, 2016 (90 days from date of prospectus), all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 PROSPECTUS

OPTIMIZERX CORP.

982,472 Shares of Common Stock